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Exhibit 99.1

TRANSCANADA CORPORATION

Notice of 2007 Annual and Special Meeting of Shareholders of TransCanada Corporation

to be held on April 27, 2007

and

Management Proxy Circular

dated February 22, 2007

TransCanada
In business to deliver

i        TRANSCANADA CORPORATION

 February 22, 2007

 Dear Shareholder:

 You are invited to attend the Annual and Special Meeting of the holders of common shares of TransCanada Corporation to be held at the Roundup Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in Room A-E, on Friday, April 27, 2007 at 10:00 a.m. (Mountain Daylight Time).

 The Management Proxy Circular contains a detailed description of the regular annual meeting and special meeting business matters on which you will be requested to vote. Please give this material your careful consideration. Please see the Notice below in respect of the 2006 Annual Report. The full text of the 2006 Annual Report is available on our corporate website at www.transcanada.com.

 Please complete and return the enclosed form of proxy in accordance with the instructions provided, which will allow for your representation at the meeting. If you are unable to attend the meeting in person, we will be providing a live webcast of the Annual and Special Meeting on our website. A recorded version of the meeting will be available on the website after the meeting.

 Yours very truly,

 Harold N. Kvisle
President and Chief Executive Officer

Notice
In March 2006, TransCanada asked all registered shareholders to advise it in writing if they did not wish to receive the 2006 Annual Report and asked all beneficial shareholders to advise it in writing if they did wish to receive the 2006 Annual Report, in each case when it became available in March 2007. If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you may not receive the Annual Report. As well, if you purchased TransCanada common shares through a broker since March 2006 you may not receive the 2006 Annual Report.

The 2006 Annual Report is available on TransCanada's website at www.transcanada.com and on SEDAR at www.sedar.com. Anyone wishing to receive a paper copy of the 2006 Annual Report may obtain one free of charge by contacting TransCanada's transfer agent, Computershare Trust Company of Canada.

Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1	Telephone: 1-800-340-5024 (toll-free within North America) 514-982-7959 (outside North America)

E-mail: transcanada@computershare.com	Fax: 1-866-249-7775 (toll-free within North America) 416-263-9524 (outside North America)

TRANSCANADA CORPORATION        ii

NOTICE OF ANNUAL AND SPECIAL MEETING

 NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the holders of common shares (the "common shares") of TransCanada Corporation ("TransCanada") will be held at the Roundup Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in Room A-E, on Friday, April 27, 2007 at 10:00 a.m. (Mountain Daylight Time).

 Holders of common shares are invited to attend the Meeting for the following purposes:

(1)
to receive the consolidated financial statements for the year ended December 31, 2006 and the auditors' report thereon;

(2)
to elect the directors;

(3)
to appoint the auditors and authorize the directors to fix their remuneration;

(4)
to consider and, if appropriate, to pass, with or without variation, an ordinary resolution to reconfirm and approve amendments to the Stock Option Plan, as described in the enclosed Management Proxy Circular;

(5)
to consider and, if appropriate, to pass, with or without variation, an ordinary resolution to reconfirm and approve amendments to the Shareholder Rights Plan, as described in the enclosed Management Proxy Circular; and

(6)
to transact such other business as may properly come before the Meeting or any adjournment thereof.

 Shareholders of record at the close of business on March 1, 2007 will be entitled to vote at the Meeting.

 Shareholders are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. Such proxies must be received before 4:30 p.m. (Eastern Daylight Time) on Wednesday, April 25, 2007 by TransCanada's transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Shareholders may also cast their votes by telephone or internet by following the instructions provided on the form of proxy. If you choose to vote by telephone or internet, your vote must also be cast before 4:30 p.m. (Eastern Daylight Time) on Wednesday, April 25, 2007.

 By Order of the Board of Directors,

 Donald J. DeGrandis
Corporate Secretary

 Calgary, Alberta
February 22, 2007

TRANSCANADA CORPORATION        iii

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

This Management Proxy Circular ("Proxy Circular") is furnished in connection with the solicitation of proxies by the management of TransCanada Corporation ("TransCanada" or the "Company") to be used at the Annual and Special Meeting (the "Meeting") of holders of common shares (the "common shares") of the Company to be held in Calgary, Alberta on Friday, April 27, 2007 and at any adjournment thereof, for the purposes set out in the accompanying Notice of Annual and Special Meeting (the "Notice of Meeting").

 Mailing of this Proxy Circular and the form of proxy will commence on March 16, 2007. The cost of soliciting proxies will be borne by TransCanada. While most proxies will be solicited by mail only, some shareholders may also be contacted by TransCanada employees. In addition, TransCanada has retained Georgeson Shareholder Communications Canada, 100 University Avenue, 11th floor, South Tower, Toronto, Ontario, M5J 2Y1, at a fee of approximately $40,000 plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States.

 TransCanada will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries.

 Unless otherwise stated, the information contained in this Proxy Circular is given as of the date hereof and all dollar amounts are in Canadian dollars.

 For those shareholders who cannot attend the Meeting in person, TransCanada has made arrangements to provide a live webcast of the Meeting. Details on how shareholders may listen to and view the proceedings on the webcast will be found on TransCanada's website at www.transcanada.com and will be provided in a news release prior to the Meeting.

 TransCanada's principal corporate and executive offices are located at 450 - First Street S.W., Calgary, Alberta, T2P 5H1.

INFORMATION ON VOTING

Voting Matters

At the Meeting, shareholders will vote on the election of directors, the appointment of auditors, to reconfirm and amend the Company's Stock Option Plan and to reconfirm and amend the Company's Shareholder Rights Plan.

Record Date for Notice of Meeting and Provisions Relating to Voting

The Board of Directors of TransCanada (the "Board" or the "Board of Directors") has fixed March 1, 2007 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting. TransCanada will prepare, no later than 10 days following the record date, an alphabetical list of registered shareholders who are entitled to vote as of the record date, showing the number of common shares held by each such shareholder. Each person named on the list of shareholders is entitled to one vote for each share held. The list is available for inspection during usual business hours at the office of Computershare Trust Company of Canada ("Computershare"), Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 and will be available for inspection at the Meeting.

Voting Shares and Principal Shareholders

At February 22, 2007, there are 528,714,944 common shares outstanding. Each common share carries the right to one vote on any matter properly coming before the Meeting. The common shares are TransCanada's only outstanding class of shares.

TRANSCANADA CORPORATION 1

 To the knowledge of the directors and officers of TransCanada no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding common shares.

Confidentiality of Votes

Proxies are counted and tabulated by Computershare, the transfer agent of TransCanada, in such a manner as to preserve the confidentiality of the votes of shareholders except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a shareholder has made a written comment on the form of proxy.

Voting By Proxy

Registered Owners

Registered shareholders may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder. Please vote, sign, date and return the form in the envelope provided or by facsimile to Computershare toll-free at (866) 249-7775 or at (416) 263-9524, so that it arrives no later than 4:30 p.m. (Eastern Daylight Time) on Wednesday, April 25, 2007. You may also cast your vote by telephone or internet by following the instructions provided on the form. If you choose to vote by telephone or internet, your vote must also be cast no later than 4:30 p.m. (Eastern Daylight Time) on Wednesday, April 25, 2007.

Beneficial Owners

The information set forth in this section is of significant importance to many shareholders who do not hold their common shares in their own name. Only proxies deposited by shareholders whose names appear on the records of TransCanada as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in your account statement provided by your broker, then, in almost all cases, those common shares will not be registered in your name on the records of TransCanada. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or its nominee can only be voted upon your instructions. Without specific instructions, your broker, its agent or its nominee is prohibited from voting your common shares.

 Therefore, beneficial shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

 Applicable regulatory policy requires your broker to seek voting instructions from you in advance of a shareholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your common shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP mails a voting instruction form in lieu of the form of proxy provided by TransCanada. The voting instruction form will name the same persons as the proxy to represent the shareholder at the Meeting. A shareholder has the right to appoint a person (who need not be a shareholder of TransCanada) other than the persons designated in the voting instruction form, to represent the shareholder at the Meeting. To exercise this right, the shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. You are asked to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, you can call ADP's toll-free telephone number or access ADP's internet website to vote your common shares. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a voting instruction form from ADP, it cannot be used as a proxy to vote common shares directly at the Meeting as the voting instruction form must be returned to ADP well in advance of the Meeting in order to have the common shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such common shares.

 If you are a beneficial shareholder and wish to vote in person at the Meeting, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and return the completed form to ADP.

2 TRANSCANADA CORPORATION

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder — the person you choose does not have to be a TransCanada shareholder. Simply insert the person's name in the blank space provided on the proxy form (registered shareholders) or the voting instruction form (beneficial shareholders). You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the form, being S. Barry Jackson, Harold N. Kvisle or Donald J. DeGrandis, each of whom are directors or officers of TransCanada, will be appointed to act as your proxyholder.

 Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting. On the form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of an auditor and on each proposed nominee for election as director; and you may vote FOR or AGAINST the reconfirmation and approval of amendments to the Stock Option Plan and the reconfirmation and approval of amendments to the Shareholder Rights Plan. Alternatively, you can let your proxyholder decide for you.

 All common shares represented by properly executed and deposited forms of proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of shareholders as specified on the forms of proxy or voting instruction forms.

Voting Discretion of Proxyholder

If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If your proxy form or voting instruction form does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If your proxyholder does not attend the Meeting and vote in person, your shares will not be voted.

 If you have appointed a person designated by TransCanada to act and vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted as follows:

(i)
FOR the election of the persons nominated for election as directors;

(ii)
FOR the appointment of KPMG LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration;

(iii)
FOR the reconfirmation and approval of amendments to the Stock Option Plan; and

(iv)
FOR the reconfirmation and approval of amendments to the Shareholder Rights Plan.

 Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the Meeting. At the time of printing this Proxy Circular, management does not know of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

Revoking Your Proxy

If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or having your attorney, as authorized in writing, sign a statement) to this effect and delivering it to the Corporate Secretary at the registered office of TransCanada, 450 - First Street S.W., Calgary, Alberta, T2P 5H1 at any time up to and including the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or depositing it with the Chair of the Meeting on the day of the Meeting, being April 27, 2007, or any adjournment thereof, or in any other manner permitted by law.

 If you cast your vote by telephone or internet, you may revoke or change your vote by entering the proxy system (telephone or internet) in the same manner and casting another vote no later than 4:30 (Eastern Daylight Time) on Wednesday, April 25, 2007. A later vote cast will supersede any prior vote cast.

TRANSCANADA CORPORATION 3

BUSINESS TO BE TRANSACTED AT THE MEETING

This Proxy Circular contains information relating to the receipt of TransCanada's audited consolidated financial statements, the election of directors, the appointment of auditors, the reconfirmation and approval of amendments to the Stock Option Plan and the reconfirmation and approval of amendments to the Shareholder Rights Plan.

Financial Statements

The audited consolidated financial statements of TransCanada for the year ended December 31, 2006 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the 2006 Annual Report of TransCanada. Copies of the 2006 Annual Report, in English or French, may be obtained from the Corporate Secretary of TransCanada upon request and will be available at the Meeting. The full text of the 2006 Annual Report is available on TransCanada's website at www.transcanada.com.

Election of Directors

TransCanada's articles of incorporation provide for the Board to consist of a minimum of 10 and a maximum of 20 directors. The number of directors presently in office is 13. Mr. J.A. MacNaughton was appointed as director by the Board on June 14, 2006. Mr. H.G. Schaefer will retire effective April 27, 2007 and Mr. W.T. Stephens has been selected as a new nominee for election. Mr. Stephens previously served on the Board from 2000 to 2005.

 The Board has set the number of directors to be elected at the Meeting at 13. The nominees for election as directors of TransCanada are:

K.E. Benson	P.L. Joskow
D.H. Burney	H.N. Kvisle
W.K. Dobson	J.A. MacNaughton
E.L. Draper	D.P. O'Brien
P. Gauthier	W.T. Stephens
K.L. Hawkins	D.M.G. Stewart
S.B. Jackson

 The persons proposed for nomination are, in the opinion of the Board, well qualified to act as directors for the ensuing year. Each nominee, with the exception of Messrs. Kvisle and Stewart, has been determined by the Board to be independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and applicable stock exchange rules and has established his or her eligibility and willingness to serve as a director if elected. Each director elected will hold office until the next annual meeting or until his or her successor is earlier elected or appointed. The proposed nominees will also be the directors of TransCanada PipeLines Limited ("TCPL").

 The persons named in the form of proxy are either officers or directors of TransCanada; they intend to vote at the Meeting for the election of the nominees whose names are set forth above unless specifically instructed on the form of proxy to withhold such vote.

 The following table sets forth, for each of the 13 proposed nominees for election as director: whether or not the nominee is independent of TransCanada; age; municipality of residence; all positions and offices held with TransCanada, if any; present principal occupation; a brief biography including principal occupation held in the past five years; education; the number of each class of securities of TransCanada or any of its affiliates beneficially owned, directly or indirectly, or over which control or direction is exercised, as of the date hereof and as of February 28, 2006; the number of outstanding deferred share units (executive share units for Mr. Kvisle) credited to each nominee as of the date hereof and as of February 28, 2006; the minimum share ownership guideline (see "Compensation of Directors — Minimum Share Ownership Guidelines" below for information relating to these guidelines); the committees on which each of the directors serve including their attendance at Board and committee meetings; the other public entity directorships and committee memberships of each nominee; and the year from which each has continually served as a director of TransCanada or TCPL prior to the 2003 arrangement (the "Arrangement") whereby TCPL became a wholly-owned subsidiary of TransCanada.

 During the 2006 fiscal year, there were 11 Board meetings (seven regularly scheduled and four special); six Audit Committee meetings; three Health, Safety and Environment Committee meetings; four Human Resources Committee meetings; and two Governance Committee meetings.

4 TRANSCANADA CORPORATION

Kevin E. Benson Age: 60 Wheaton, Illinois, U.S.A Director Since 2005 Independent
President and Chief Executive Officer, Laidlaw International, Inc. (transportation services) since June 2003, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002. He was President and Chief Executive Officer of Canadian Airlines International Ltd. from July 1996 to February 2000. Canadian Airlines International Ltd. filed for protection under the Companies' Creditors Arrangement Act and applicable bankruptcy protection statutes in the United States on March 24, 2000.

Mr. Benson holds a Bachelor of Accounting from the University of Witwatersrand (South Africa) and was a member of the South African Society of Chartered Accountants.

	Board/Committee Membership(2)	Attendance at Meetings during Fiscal 2006

	Board of Directors	10 of 11 (91%)
	Audit Committee	6 of 6 (100%)

	Other Public Board Directorships	Other Public Board Committee Memberships

	Laidlaw International, Inc. (NYSE)	–

Securities Held

Year	Common Shares(3)	DSUs(4)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Required

2007	3,000	7,857	10,857	$414,086	$150,000
2006	3,000	3,710	6,710	$236,393
Change	0	4,147	4,147	$177,693

Derek H. Burney, O.C. Age: 67 Ottawa, Ontario, Canada Director Since 2005 Independent
Mr. Burney is a senior strategic advisor at Ogilvy Renault LLP (law firm) and Chair of CanWest Global Communications Corp. He served as President and Chief Executive Officer of CAE Inc. (technology) from October 1999 to August 2004, and was Chairman and Chief Executive Officer of Bell Canada International Inc. (communications) from 1993 to 1999. Mr. Burney was the lead director at Quebecor World Inc. (communications and media) until November 1, 2005. Mr. Burney held various positions with the Canadian Foreign Service, including serving from 1989 to 1993 as Canada's Ambassador to the United States. From 1987 to 1989, he was Chief of Staff to the Prime Minister and was directly involved in the negotiation of the Canada-U.S. Free Trade Agreement. In 1992, Mr. Burney was awarded the Public Service of Canada's Outstanding Achievement Award. He was named an Officer of the Order of Canada in 1993. He is also a Visiting Professor and Senior Distinguished Fellow at Carleton University, Chairman of the Confederation College Foundation and a Fellow at the Canadian Defence and Foreign Affairs Institute.

Mr. Burney was conferred Honorary Doctor of Laws degrees from Lakehead University, Queen's University, Wilfrid Laurier University and Carleton University. He holds an Honours Bachelor of Arts and Master of Arts from Queen's University.

	Board/Committee Membership(2)	Attendance at Meetings during Fiscal 2006

	Board of Directors	8 of 11 (73%)
	Audit Committee	3 of 3 (100%)
	Governance Committee	1 of 2 (50%)

	Other Public Board Directorships	Other Public Board Committee Memberships

CanWest Global Communications Corp. (Chair) (TSX, NYSE)
Governance & Nominating; Human Resources
	Shell Canada Limited (Lead Director) (TSX)	Management Resources and Compensation; Nominating & Governance

Securities Held

Year	Common Shares(3)	DSUs(4)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Required

2007	1,000	7,310	8,310	$316,943	$150,000
2006	1,000	3,299	4,299	$151,454
Change	0	4,011	4,011	$165,489

TRANSCANADA CORPORATION 5

Wendy K. Dobson Age: 65 Uxbridge, Ontario, Canada Director Since 1992 Independent
Professor, Rotman School of Management and Director, Institute for International Business, University of Toronto since 1993. Dr. Dobson served as President of the C.D. Howe Institute from 1981 to 1987 and as Associate Deputy Minister of Finance in the Government of Canada from 1987 to 1989. She is Vice-Chair of the Canadian Public Accountability Board.

Dr. Dobson has a Bachelor degree from the University of British Columbia, two Masters degrees from Harvard University and a Ph.D. in Economics from Princeton University.

	Board/Committee Membership(2)	Attendance at Meetings during Fiscal 2006

	Board of Directors	11 of 11 (100%)
	Governance Committee (Chair)	2 of 2 (100%)
	Human Resources Committee	4 of 4 (100%)

	Other Public Board Directorships	Other Public Board Committee Memberships

	The Toronto-Dominion Bank (TSX, NYSE, Tokyo)	Corporate Governance

Securities Held

Year	Common Shares(3)	DSUs(4)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Required

2007	3,000	29,584	32,584	$1,242,754	$150,000
2006	3,000	25,617	28,617	$1,008,177
Change	0	3,967	3,967	$234,577

E. Linn Draper Age: 65 Lampasas, Texas, U.S.A Director Since 2005 Independent
Corporate Director. Dr. Draper retired as Chairman, President and Chief Executive Officer of Columbus, Ohio-based American Electric Power Co., Inc. in 2004, a position which Dr. Draper held since April 1993. Dr. Draper previously served as Chairman of the Board, President and Chief Executive Officer of Gulf States Utilities Company, Beaumont, Texas from 1987 to 1992.

Dr. Draper holds a Bachelor degree in Chemical Engineering from Rice University and a Ph.D. in Nuclear Science and Engineering from Cornell University.

	Board/Committee Membership(2)	Attendance at Meetings during Fiscal 2006

	Board of Directors	11 of 11 (100%)
	Health, Safety and Environment Committee (Chair)	3 of 3 (100%)
	Human Resources Committee	4 of 4 (100%)

	Other Public Board Directorships	Other Public Board Committee Memberships

	Alliance Data Systems Corporation (NYSE)	Compensation
	Alpha Natural Resources, Inc. (Lead Director) (NYSE)	Compensation (Chair)
	NorthWestern Corporation (Chair) (NASDAQ)	–
	Temple-Inland Inc. (NYSE)	Compensation

Securities Held

Year	Common Shares(3)	DSUs(4)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Required

2007	0	7,647	7,647	$291,657	$150,000
2006	0	3,508	3,508	$123,587
Change	0	4,139	4,139	$168,070

6 TRANSCANADA CORPORATION

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Age: 63 Québec, Québec, Canada Director Since 2002 Independent	Senior Partner, Desjardins Ducharme LLP (law firm). In addition to the public board directorships listed below, Mme. Gauthier is also a director of the Institut Québecois des Hautes Études Internationales, Laval University and RBC Dexia Investor Services Trust. She was formerly a Partner at Gagné Letarte Royer Gauthier Lacasse Boily and has worked in the legal profession since 1967. She is a former Chair of the Security Intelligence Review Committee and is a former President of the Fondation de la Maison Michel Sarrazin.

Mme. Gauthier has a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University, a Master of Laws in Business Law (Intellectual Property) from Laval University, and a Certificate for a session on mediation from Harvard Law School.

Board/Committee Membership(2)	Attendance at Meetings during Fiscal 2006

Board of Directors	11 of 11 (100%)
Audit Committee	6 of 6 (100%)
Health, Safety and Environment Committee	3 of 3 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Cossette Communication Group Inc. (TSX)	–
Metro Inc. (TSX)	Audit; Human Resources
Rothmans Inc. (TSX)	Audit; Corporate Governance (Chair); Human Resources and Pension
Royal Bank of Canada (TSX, NYSE)	Corporate Governance; Conduct Review and Risk Policy

Securities Held

Year	Common Shares(3)	DSUs(4)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Required

2007	1,000	21,314	22,314	$851,056	$150,000
2006	1,000	16,807	17,807	$627,341
Change	0	4,507	4,507	$223,715

Kerry L. Hawkins Age: 66 Winnipeg, Manitoba, Canada Director Since 1996 Independent	Corporate Director. Mr. Hawkins retired as President of Cargill Limited (agricultural) in December 2005. He has worked in the marketing and agriculture industries since 1964 and, prior to becoming its President in 1982, held senior executive positions at Cargill Incorporated in North America and Europe.

Mr. Hawkins has a Bachelor of Arts in Business Economics from North Dakota State University.

Board/Committee Membership(2)	Attendance at Meetings during Fiscal 2006

Board of Directors	10 of 11 (91%)
Health, Safety and Environment Committee	3 of 3 (100%)
Human Resources Committee (Chair)	4 of 4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

NOVA Chemicals Corporation (TSX, NYSE)	Audit (Chair); Human Resources
Shell Canada Limited (TSX)	Audit (Chair); Governance; Reserve; Health & Safety

Securities Held

Year	Common Shares(3)(6)	DSUs(4)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Required

2007	3,898	32,875	36,773	$1,402,522	$150,000
2006	3,865	27,959	31,824	$1,121,160
Change	33	4,916	4,949	$281,362

TRANSCANADA CORPORATION 7

S. Barry Jackson Age: 54 Calgary, Alberta, Canada Director Since 2002 Independent
Corporate Director. Mr. Jackson was the Chair of Resolute Energy Inc. (oil and gas) from 2002 to 2005, and was the Chair of Deer Creek Energy Limited (oil and gas) from 2001 to 2005. Mr. Jackson was the President and Chief Executive Officer of Crestar Energy Inc. (oil and gas) from 1993 to 2000. He has worked in senior management positions in the oil and gas industry since 1974.

Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.

	Board/Committee Membership(2)	Attendance at Meetings during Fiscal 2006

	Board of Directors (Chair)	11 of 11 (100%)
	Audit Committee	6 of 6 (100%)
	Governance Committee	2 of 2 (100%)
	Health, Safety and Environment Committee	3 of 3 (100%)
	Human Resources Committee	4 of 4 (100%)

	Other Public Board Directorships	Other Public Board Committee Memberships

	Cordero Energy Inc. (TSX)	Human Resources and Governance (Chair); Technical Audit; Compensation;
	Nexen Inc. (TSX, NYSE)	Safety, Environment and Social Responsibility (Chair); Reserves

Securities Held

Year	Common Shares(3)	DSUs(4)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)(7)	Minimum Required

2007	39,000	13,931	52,931	$2,018,788	$1,500,000
2006	39,000	9,274	48,274	$1,700,693
Change	0	4,657	4,657	$318,095

Paul L. Joskow Age: 59 Brookline, Massachusetts, U.S.A Director Since 2004 Independent
Professor, Department of Economics, Massachusetts Institute of Technology ("MIT") since 1972. Dr. Joskow is the Director of the MIT Center for Energy and Environmental Policy Research and was head of the MIT Department of Economics from 1994 to 1998. He has worked in the economics field as an educator, researcher and consultant since 1972 and held various positions at Harvard University, Stanford University and Yale University. He was the President of the Yale University Council until July 1, 2006 and was on the Board of Directors of the Whitehead Institute of Biological Research until February 2005. He joined the Board of Overseers of the Boston Symphony Orchestra in September 2005.

Dr. Joskow has a Bachelors of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University and Ph.D. in Economics from Yale University.

	Board/Committee Membership(2)	Attendance at Meetings during Fiscal 2006

	Board of Directors	11 of 11 (100%)
	Audit Committee	6 of 6 (100%)
	Governance Committee	2 of 2 (100%)

	Other Public Board Directorships	Other Public Board Committee Memberships

	National Grid PLC (LSE, NYSE)	Finance (Chair); Nominations
	Putnam Mutual Funds	Brokerage (Chair); Executive; Shareholder Communications; Distributions; Investment Process; Investment Ovesight; Litigation

Securities Held

Year	Common Shares(3)	DSUs(4)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Required

2007	5,000	10,423	15,423	$588,233	$150,000
2006	5,000	7,135	12,135	$427,516
Change	0	3,288	3,288	$161,000

8 TRANSCANADA CORPORATION

Harold N. Kvisle Age: 54 Calgary, Alberta, Canada Director Since 2001 Non-Independent(8)
President and Chief Executive Officer, TransCanada since May 2003, and TCPL since May 2001. Prior to his employment with TCPL, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas) from 1990 to 1999. He has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. He held engineering, finance and management positions with Dome Petroleum Limited, is former Chair of the Interstate Natural Gas Association of America (INGAA) and is Chair of the Mount Royal College Board of Governors.

Mr. Kvisle has Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

	Board/Committee Membership(2)(9)	Attendance at Meetings during Fiscal 2006

	Board of Directors	11 of 11 (100%)

	Other Public Board Directorships	Other Public Board Committee Memberships

	Bank of Montreal (TSX, NYSE)	Human Resources and Management Compensation
	PrimeWest Energy Inc. (TSX)	Operations & Reserves; Compensation

Securities Held

For information relating to the securities held by Mr. Kvisle, see the disclosure under the headings "Report on Executive Compensation" and "Executive Compensation" below.

John A. MacNaughton Age: 61 Toronto, Ontario, Canada Director Since 2006(10) Independent
Corporate Director. Mr. MacNaughton is the Chairman of Canadian Trading and Quotation System Inc. and a Director of Nortel Networks Corporation (technology). He served as the founding President and Chief Executive Officer of the Canada Pension Plan Investment Board, a Crown Corporation created by an Act of Parliament to invest the assets of the Canada Pension Plan, from 1999 until his retirement in 2005. He was President of Nesbitt Burns Inc., the investment banking arm of Bank of Montreal, from 1994 to 1999. Mr. MacNaughton is Chairman of the Canadian Institute of International Affairs and Vice-Chairman of the University Health Network (academic health science centre).

Mr. MacNaughton has a Bachelor of Arts in Economics from the University of Western Ontario.

	Board/Committee Membership(2)	Attendance at Meetings during Fiscal 2006

	Board of Directors	7 of 8 (88%)
	Audit Committee	3 of 3 (100%)
	Health, Safety and Environment Committee	1 of 1 (100%)

	Other Public Board Directorships	Other Public Board Committee Memberships

	Nortel Networks Corporation (TSX, NYSE)	Audit (Chair); Nominating and Governance

Securities Held

Year	Common Shares(3)	DSUs(4)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Required

2007	30,000	3,464	33,464	$1,276,317	$150,000

TRANSCANADA CORPORATION 9

David P. O'Brien Age: 65 Calgary, Alberta, Canada Director Since 2001 Independent
Corporate Director. In addition to the public board directorships listed below, Mr. O'Brien is a director of the C.D. Howe Institute and is also Chancellor of Concordia University. Mr. O'Brien was the Chairman and Chief Executive Officer of PanCanadian Energy Corporation (oil and gas) from October 2001 to April 2002 and was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, transportation and hotels) from May 1996 to October 2001. He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978. He has also held senior executive positions at Petro-Canada. Mr. O'Brien was a director of Air Canada in April 2003 when Air Canada filed for protection under the Companies' Creditors Arrangement Act (Canada). Mr. O'Brien resigned as a director from Air Canada in November 2003.

Mr. O'Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University. He also has an Honourary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal College and an Honourary Doctorate of Civil Law from Bishops University.

	Board/Committee Membership(2)	Attendance at Meetings during Fiscal 2006

	Board of Directors	9 of 11 (82%)
	Governance Committee	1 of 2 (50%)
	Human Resources Committee	2 of 4 (50%)

	Other Public Board Directorships	Other Public Board Committee Memberships

	EnCana Corporation (Chair) (TSX, NYSE)	Nominating & Corporate Governance (Chair); Non-voting member of all other committees
	Focus Energy Trust (TSX)	Corporate Governance
	Molson Coors Brewing Company (TSX, NYSE)	Audit; Finance
	Royal Bank of Canada (Chair) (TSX, NYSE)	Corporate Governance & Public Policy (Chair); Human Resources

Securities Held

Year	Common Shares(3)	DSUs(4)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Required

2007	18,771	21,314	40,085	$1,528,842	$150,000
2006	16,279	16,807	33,086	$1,165,620
Change	2,492	4,507	6,999	$363,222

W. Thomas Stephens Age: 64 Greenwood Village, Colorado, U.S.A. Director Since N/A(11) Independent
Chairman and Chief Executive Officer, Boise Cascade, LLC (paper, forest products and timberland assets) since November 2004. Mr. Stephens served as President and Chief Executive Officer of MacMillan Bloedel Limited (forest products) from October 1997 to October 1999 and the Chairman and Chief Executive Officer of Johns Manville Corporation (building products) from 1986 to 1996. From 1982 to 1985 Mr. Stephens served as Chief Executive Officer of Riverwood Corporation (paper products). He has worked in the forestry and building materials industry since 1956.

Mr. Stephens has a Master of Science in Industrial Engineering from the University of Arkansas.
Other Public Board Directorships

	Putnam Mutual Funds	Audit

10 TRANSCANADA CORPORATION

D. Michael G. Stewart Age: 55 Calgary, Alberta, Canada Director Since 2006(12) Non-Independent(13)
Principal of the privately held Ballinacurra Group of investment companies since March 2002. Mr. Stewart was a director of Esprit Exploration Ltd. (oil and gas) from May 2002 to September 2004; a director of Canada Southern Petroleum Ltd. from June 2003 to August 2004; a trustee of Esprit Energy Trust (oil and gas) from August 2004 to October 2006; and a director of Creststreet Power & Income General Partner Limited, the General Partner of Creststreet Power & Income Fund L.P. (wind power) from December 2003 to February 2006. From September 1993 to March 2002, Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. (energy infrastructure, services and utilities) including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 30 years.

Mr. Stewart holds a Bachelor of Science (Geological Sciences) with Honours from Queen's University.

	Board/Committee Membership(2)	Attendance at Meetings during Fiscal 2006

	Board of Directors	8 of 8 (100%)
	Health, Safety and Environment Committee	1 of 1 (100%)

	Other Public Board Directorships	Other Public Board Committee Memberships

	Canadian Energy Services Inc.(14)	Audit (Chair)
	Pengrowth Corporation(15)	Compensation; Reserves

Securities Held

Year	Common Shares(3)(16)	DSUs(4)	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Required

2007	7,500	3,026	10,526	$401,462	$150,000
2006	5,000	N/A	5,000	$176,150
Change	2,500	N/A	5,526	$225,312

(1)
With the exception of Messrs. Benson, Draper, Joskow and Stephens, who are U.S. residents, all nominees are Canadian residents.

(2)
In addition to the Board meetings, there were three strategic issues sessions and one full day strategic planning session held in 2006. The average total attendance rate for those sessions was 89% and 75% respectively.

(3)
The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of TransCanada, has been furnished by each of the nominees. Except as indicated in these notes, the nominees have sole voting and dispositive power with respect to the securities listed above. As to each class of shares of TransCanada, its subsidiaries and affiliates, the percentage of outstanding shares beneficially owned by any one director or nominee or by all directors and officers of TransCanada as a group does not exceed 1% of the class outstanding.

(4)
The value of a deferred share unit is tied to the value of TransCanada's common shares. A deferred share unit is a bookkeeping entry, equivalent to the value of a TransCanada common share, and does not entitle the holder to voting or other shareholder rights, other than the accrual of additional deferred share units for the value of dividends. A director cannot redeem deferred share units until the director ceases to be a member of the Board. Canadian directors can then redeem their units for cash or shares, while U.S. directors can only redeem their units for cash.

(5)
Based on a share price of $35.23 on February 27, 2006 and $38.14 on February 22, 2007.

(6)
The shares listed include 2,500 shares held by Mr. Hawkins' wife.

(7)
Mr. Jackson also holds medium term notes of the Company which are due on January 31, 2008 and which have a total value of $246,000.

(8)
As the President and CEO of TransCanada, Mr. Kvisle is not considered independent.

(9)
Mr. Kvisle, as an officer of TransCanada and a non-independent Director, is not a member of any Board committees, but is invited to attend all committee meetings.

(10)
Mr. MacNaughton was appointed to the Board on June 14, 2006.

(11)
Mr. Stephens previously served on the Board from 2000 to 2005.

(12)
Mr. Stewart was elected to the Board on April 28, 2006.

(13)
Mr. Stewart is not considered independent as he provided consulting services to TransCanada and received more than $75,000 in compensation during the 12 month period ending October 31, 2005. Mr. Stewart's consulting contract terminated on December 31, 2005. Assuming no other factors affect his status as an independent director, he will be considered independent on November 1, 2008.

(14)
The general partner of Canadian Energy Services L.P. (TSX).

(15)
The administrator of Pengrowth Energy Trust (TSX, NYSE).

(16)
The shares listed include 500 shares held by Mr. Stewart's wife.

TRANSCANADA CORPORATION 11

Interlocking Directorships

The following table lists the public entities (other than TransCanada and its affiliates) on which the nominees for election as director serve together.

Director	Corporation

P.L. Joskow W.T. Stephens	Putnam Mutual Funds

P. Gauthier D.P. O'Brien	Royal Bank of Canada

D.H. Burney K.L. Hawkins	Shell Canada Limited

Appointment of Auditors

The Board recommends that KPMG LLP, Chartered Accountants, be appointed as TransCanada's auditors to hold office until the close of the next annual meeting and that the directors be authorized to fix their remuneration.

 The aggregate fees for professional services rendered by KPMG LLP for the TransCanada group of companies for the 2006 and 2005 fiscal years are shown in the table below.

Fees in millions of dollars	2006	2005

Audit Fees(1)	$4.94	$3.15

Audit-Related Fees(2)	0.07	0.11

Tax Fees(3)	0.22	0.12

All Other Fees(4)	0.07	0.14

Total	$5.30	$3.52

(1)
Aggregate fees for audit services rendered for the audit of TransCanada's annual financial statements or services provided in connection with statutory and regulatory filings or engagements, the review of interim consolidated financial statements and information contained in various prospectuses and other offering documents.

(2)
Aggregate fees for assurance and related services that are reasonably related to performance of the audit or review of TransCanada's financial statements and are not reported as Audit Fees. The nature of services comprising these fees related to the audit of the financial statements of TransCanada's certain pension plans.

(3)
Aggregate fees for primarily tax compliance and tax advice. The nature of these services consisted of: tax compliance including the review of Canadian and U.S. income tax returns; and tax items and tax services related to domestic and international taxation including income tax, capital tax and Goods and Services Tax.

(4)
Aggregate fees for products and services other than those reported elsewhere in this table. The nature of these services consisted of advice with respect to TransCanada's compliance with the United States Sarbanes-Oxley Act of 2002.

 Representatives of KPMG LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

Reconfirmation and Amendments to the Stock Option Plan

In 1995, TCPL established the Key Employee Stock Incentive Plan (1995) (the "1995 Option Plan"). The 1995 Option Plan was subsequently amended, with the approval of the shareholders of that company, on May 19, 1998. As part of the Arrangement with TCPL effective May 15, 2003, a stock option plan (the "Stock Option Plan") was adopted by TransCanada with substantially the same terms and conditions as the 1995 Option Plan, as amended. The Stock Option Plan was confirmed by the shareholders of TransCanada on April 23, 2004. For further details relating to the Stock Option Plan, see "Executive Compensation and Other Information — Equity Compensation Plan Information — Stock Option Plan".

12 TRANSCANADA CORPORATION

 During the last fiscal year and up to the date hereof, the Board approved, upon recommendation of the Human Resources Committee, certain amendments to the Stock Option Plan, the effects of which are as follows:

  (i)
  To include a limit on the number of common shares that may be reserved for issuance to insiders, or issued within any one year period, under all of TransCanada's security-based compensation arrangements to a maximum of 10% of TransCanada's issued and outstanding common shares. The Stock Option Plan is TransCanada's only security-based compensation arrangement pursuant to the rules of the Toronto Stock Exchange (the "TSX"). As of the date hereof, the total number of shares that may be issued under the Stock Option Plan is 4.9% of TransCanada's issued and outstanding common shares.

  (ii)
  To limit the number of options granted to any one person in any fiscal year to 20% of the total number of options granted in that fiscal year.

  (iii)
  To provide that upon a change of control of the Company, a potential successor shall assume the obligations with respect to each option outstanding or agree to issue equivalent options, failing which, all outstanding TransCanada options shall vest, and to maintain the discretion of the Human Resources Committee if the common shares of the Company cease to trade or be posted for trading on any stock exchange or over-the-counter market for any reason other than a change of control.

  (iv)
  To clarify the definitions of "Retirement" in the plan text.

  (v)
  To revise the default vesting provision to state that, unless otherwise provided by the Human Resources Committee, 33 1/3% of the options granted shall vest on each of the first, second and third anniversaries of the date of the grant and that the expiry date of the options shall be no later than the seventh anniversary of the award date. This amendment has been made to reflect the actual grant terms since 2003.

  (vi)
  Pursuant to TSX policies, to revise the exercise price of options granted from the greater of the closing price of TransCanada common shares on the grant date or the volume weighted average trading price (the "WATP") on the TSX during the five trading days immediately prior to the grant date to being simply the WATP on the TSX during the five trading days immediately prior to the grant date.

  (vii)
  To provide that, for options granted after January 1, 2007, if employment is terminated on a not-for-cause basis, that no options shall vest during the notice period and the options terminate on the earlier of: (a) the expiry date of the option; and (b) the later of (i) the end of the notice period for the termination of such option holder's employment, and (ii) the date which is six months following the effective date of such option holder's termination of employment.

  (viii)
  To make various other minor amendments of a "housekeeping" nature.

 Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, a resolution, the text of which is set out in Schedule "A" of this Proxy Circular (the "Option Plan Resolution"), to approve certain amendments to the Stock Option Plan. If the Option Plan Resolution is not passed no further grants of options will be possible under the Stock Option Plan, however, it will continue on the same terms as it was the day before the Meeting in respect of options previously granted.

 The Board of Directors has approved, subject to shareholder approval, certain other amendments to the Stock Option Plan, the effects of which are as follows:

  (i)
  To increase by 4,500,000 the total number of common shares reserved for issuance under the Stock Option Plan.

  (ii)
  The TSX recently issued a staff notice recognizing that self-imposed blackout periods are an example of good corporate governance. The TSX indicated that their limitation of the extension of the term of an option was not intended to penalize option holders who may be prohibited from exercising options during blackout periods as a result of good governance practices. The TSX has thus indicated that issuers may provide an extension to expiry dates for persons whose options expire during a blackout period. TransCanada's Trading Policy for Employees and Insiders refers to "open windows" as when insiders, pursuant to the policy, may trade Company securities as opposed to "blackout periods" which refer to when insiders cannot trade Company securities. TransCanada is thus proposing to amend the Stock Option Plan to provide that if an option does not expire during an open window pursuant to the Company's Trading Policy for Employees and Insiders, the expiry date of the option shall be extended to ten business days from the commencement of the next open window. If the option expires within five business days from the beginning of an open window, the expiry date shall be a period of ten business days less the number of business days between the option's expiry date and the date of the beginning of the open window.

TRANSCANADA CORPORATION 13

  (iii)
  The TSX has stated that effective June 30, 2007, each issuer must include detailed amendment provisions in its stock option plan, failing which, all future amendments (including those of a "housekeeping" nature) would require shareholder approval. Currently, the Stock Option Plan provides that the Human Resources Committee can amend or discontinue the Stock Option Plan at any time, provided that an increase to the number of shares issued under the plan will require shareholder approval. TransCanada is proposing to revise the amending provisions of the Stock Option Plan to provide that, subject to the requirements of the TSX, the Human Resources Committee may by resolution amend, suspend or discontinue the Stock Option Plan or any option without shareholder approval, provided that the following amendments must be approved by TransCanada Shareholders:

  (a)
  an increase in the number of shares reserved for issuance;

  (b)
  a reduction in the exercise price of an option or cancellation and reissue of options;

  (c)
  an amendment that extends the expiry date of an option beyond the original expiry date;

  (d)
  an amendment that would permit equity based awards granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes;

  (e)
  any change to the categories of individuals eligible to be selected for grants of options, where such change may broaden or increase the participation of insiders under the Stock Option Plan;

  (f)
  the provision of financial assistance to an option holder in connection with the exercise of options;

  (g)
  the addition of a cashless exercise feature, payable in cash or securities, which does not provide for full deduction of the number of underlying common shares from the Stock Option Plan reserve; and

  (h)
  the addition of a deferred or restricted share unit or other provision, which results in an option holder being issued common shares while no cash consideration is received by the Company.

  (iv)
  To confirm the Stock Option Plan in place until the close of business on the date of TransCanada's 2010 annual meeting of common shareholders.

 When it was established, 10,000,000 common shares were reserved for issuance under the 1995 Option Plan. An additional 15,000,000 common shares were reserved for issuance under the 1995 Option Plan at the time of the merger with NOVA Corporation on July 2, 1998 and an additional 1,000,000 common shares were reserved for issuance at the Company's Annual and Special meeting of Shareholders held on April 23, 2004. There are currently 486,096 common shares reserved for issuance under future awards of options under the Stock Option Plan.

 Shareholders are being requested to approve an increase in the number of common shares reserved for issuance under the Stock Option Plan by 4,500,000. This is considered a sufficient number of common shares to adequately provide for all option awards for the next three years. Shareholders will be asked to reconfirm the Stock Option Plan at the Company's 2010 annual and special meeting of shareholders.

 The following table sets forth the number of Common Shares which may be subject to options granted under the Stock Option Plan, after the proposed amendment, as of the date hereof.

	Common Shares Subject to Outstanding Options	Common Shares Available for Future Option Grants	Maximum Common Shares Subject to and Available for Option Grants

Currently Approved	9,610,839	486,096	10,096,935

Proposed Increase	–	4,500,000	4,500,000

Total	9,610,839	4,986,096	14,596,935

Percentage of Outstanding Common Shares	1.8%	0.9%	2.8%

 The Board of Directors unanimously recommends that shareholders vote in favour of the Option Plan Resolution.

14 TRANSCANADA CORPORATION

Reconfirmation and Amendments to the Shareholder Rights Plan

On December 2, 1994, TCPL implemented its Shareholder Rights Plan (the "Shareholder Rights Plan"). The Shareholder Rights Plan was subsequently amended, with the approval of the shareholders of that company, as of April 7, 1995; May 19, 1998; and April 27, 2001. As part of the Arrangement with TCPL effective May 15, 2003, the Shareholder Rights Plan was adopted by TransCanada with substantially the same terms and conditions as the TCPL Shareholder Rights Plan. TransCanada shareholders ratified, confirmed and approved the continuation of the Shareholders Rights Plan on April 23, 2004.

 Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve a resolution, the text of which is set forth in Schedule "B" of this Proxy Circular (the "Rights Plan Resolution"), to reconfirm and amend the Shareholder Rights Plan. For the Shareholder Rights Plan to continue in effect after the Meeting, the Rights Plan Resolution must be passed by a majority vote of common shareholders represented at the Meeting. If the Rights Plan Resolution is not passed, the Shareholder Rights Plan will terminate. The Board of Directors has determined that the Shareholder Rights Plan continues to be in the best interests of TransCanada and the shareholders.

 The Board of Directors unanimously recommends that shareholders vote in favour of the Rights Plan Resolution.

 In connection with submitting the Shareholder Rights Plan to shareholders for reconfirmation, the Company considered, among other matters, developments in shareholder rights plans since the Shareholder Rights Plan was ratified, confirmed and approved in April 2004 and the terms and conditions of current right plans adopted by the other inter-listed, widely-held Canadian public companies. Based upon this review, the Board of Directors determined that it would be appropriate to make minor amendments to the current Shareholder Rights Plan in order to ensure that it remains consistent with the current generation of shareholder rights plans in Canada on a basis which is consistent with the objectives of these plans. The principal terms of the Shareholder Rights Plan as it is proposed to be amended and restated, including a description of the proposed amendments, is summarized below.

 This summary is qualified in its entirety by reference to the full text of the rights agreement as it is proposed to be amended and restated (which we refer to as the "amended rights agreement"), including the definitions therein. Any shareholder or interested party can obtain a copy of the amended rights agreement by contacting the Corporate Secretary of the Company or from TransCanada's website at www.transcanada.com.

Objectives

The primary objective of the Shareholder Rights Plan is to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for TransCanada and to provide every shareholder with an equal opportunity to participate in such a bid. The Shareholder Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Shareholder Rights Plan agreement), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Effective Date

The effective date of the Shareholder Rights Plan is April 24, 2003.

Term

To the close of business on the date of the 2010 annual meeting of shareholders of TransCanada.

Issue of Rights

On May 15, 2003, one right (a "TransCanada Right") was issued and attached to each common share outstanding and attached to each common share subsequently issued.

TransCanada Rights Exercise Privilege

The TransCanada Rights will separate from the common shares and will be exercisable eight trading days (10 trading days under the amended agreement) (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a "Permitted Bid"). Prior to a flip-in event (as described below), each TransCanada Right entitles the registered holder thereof to purchase from the Company $100 worth of common shares for $200 (one common share at the exercise

TRANSCANADA CORPORATION 15

price equal to three times the market price of common share under the amended agreement), subject to adjustments and anti-dilution provisions. The beneficial acquisition by any person (an "Acquiring Person") of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any TransCanada Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days (ten trading days under the amended agreement) after the occurrence of the Flip-in Event, each TransCanada Right (other than those held by the Acquiring Person), will permit registered holders to purchase $200 worth of common shares for $100 (the amended agreement permits registered holders to receive, upon payment of the Exercise Price the number of common shares with an aggregate market price equal to twice the Exercise Price).

 The issue of the TransCanada Rights is not initially dilutive. Upon a Flip-in Event occurring and the TransCanada Rights separating from the common shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of TransCanada Rights not exercising their TransCanada Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-up Agreement

A bidder may enter into lock-up agreements with TransCanada's shareholders ("Locked-up Persons") whereby such shareholders agree to tender their common shares to the take-over bid (the "Subject Bid") without a Flip-in Event (as referred to above) occurring. Any such agreement must include a provision that either permits the Locked-up Person to withdraw the common shares to tender to another take-over or to support another transaction that will provide greater value to the shareholder than the Subject Bid by containing an offering price (the amended agreement also provides that the lock-up agreement must also permit this for an offer for a greater number of securities) that exceeds the offering price (or the number of securities under the amended agreement) contained in the Subject Bid by at least 7% (or by another specified amount in the Subject Bid which must be less than 7%). For greater certainty, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price (or the number of securities under the amended agreement) in another transaction as long as the shareholder can accept another bid or tender to another transaction.

 The Shareholder Rights Plan requires that any Lock-up Agreement be made available to TransCanada and the public and amends the definition of Lock-up Agreement to also provide that under a Lock-up Agreement no "break up" fees, "top up" fees, penalties, expenses reimbursement or other amounts that exceed in aggregate the greater of: (i) 2 1/2% of the value payable under the Subject Bid; and (ii) 50% of the amount by which the value received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender common shares to the Subject Bid or withdraws common shares previously tendered thereto in order to deposit such common shares to another takeover bid or support another transaction.

Certificates and Transferability

Prior to the Separation Time, the TransCanada Rights are evidenced by a legend imprinted on certificates for the common shares issued from and after the Effective Date and are not to be transferable separately from the common shares. From and after the Separation Time, the TransCanada Rights will be evidenced by TransCanada Rights certificates which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

  (i)
  the take-over bid must be made by way of a take-over bid circular;

  (ii)
  the take-over bid must be made to all shareholders;

  (iii)
  the take-over bid must be outstanding for a minimum period of 60 days, and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period, and only if at such time more than 50% of the common shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (collectively, the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn; and

16 TRANSCANADA CORPORATION

  (iv)
  if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

 The Shareholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Shareholder Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of common shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for TransCanada made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Shareholder Rights Plan has been waived.

 Pursuant to the amended agreement, the Board of Directors may also waive the applications of the Shareholder Rights Plan if the Acquiring Person reduces their Beneficial Ownership to less than 20% of all outstanding common shares.

Redemption

The Board of Directors, with the approval of a majority vote of the votes cast by shareholders (or the holders of TransCanada Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the TransCanada Rights at $0.001 ($0.00001 under the amended agreement) per TransCanada Right. TransCanada Rights shall also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board of Directors may amend the Shareholder Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of TransCanada Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of TransCanada Rights, as the case may be), may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Shareholder Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of TransCanada. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Institutional Investors

Generally, investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators or trustees of registered pension plans or funds (as well as the pension plans or funds) acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid. The amending agreement also includes in this exemption the managers or trustees of certain mutual funds as well as the mutual fund itself.

SHAREHOLDER PROPOSALS

There were no Shareholder proposals received in relation to the Meeting.

 Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2008 annual meeting of holders of common shares must be received by the Corporate Secretary of TransCanada on or before the close of business on November 26, 2007.

TRANSCANADA CORPORATION 17

DESCRIPTION OF BOARD COMMITTEES AND THEIR CHARTERS

The Board has four standing committees: the Audit Committee; the Governance Committee; the Health, Safety and Environment Committee; and the Human Resources Committee. The Board does not have an Executive Committee. The Audit, Human Resources and Governance committees are required to be composed entirely of independent directors. The Health, Safety and Environment Committee is required to have a majority of independent directors.

 Each of the committees has the authority to retain advisors to assist in the discharge of their respective responsibilities. Each of the committees review their respective charters at least annually and, as required, recommend changes to the Governance Committee and to the Board. Each of the committees also review their respective performance annually.

 Each of the committees has a charter; the committee charters are published on TransCanada's website at www.transcanada.com.

Audit Committee

Chair:            H.G. Schaefer, F.C.A.
 Members:    D.H. Burney, K.E. Benson, P. Gauthier, P.L. Joskow, J.A. MacNaughton

 This committee is comprised of six independent directors and is mandated to assist the Board in monitoring, among other things, the integrity of the financial statements of TransCanada, the compliance by TransCanada with legal and regulatory requirements, and the independence and performance of TransCanada's internal and external auditors. The committee is also mandated to review and recommend to the Board approval of TransCanada's audited annual and unaudited interim consolidated financial statements and related management discussion and analysis, and other corporate disclosure documents including information circulars, the annual information form, all prospectuses, other offering memoranda, and any financial statements required by regulatory authorities, before they are released to the public or filed with the appropriate regulatory authorities. In addition, the committee reviews and recommends to the Board the appointment and compensation of the external auditor, oversees the accounting, financial reporting, control and audit functions, and recommends funding of TransCanada's pension plans.

 Audit Committee information as required under the Canadian Audit Committee Rules (as defined in Schedule "C" of this Proxy Circular) is contained in TransCanada's Annual Information Form for the year ending December 31, 2006 in the section "Corporate Governance — Audit Committee". Audit committee information includes the charter, committee composition, relevant education and experience of each member, reliance on exemptions, financial literacy of each member, committee oversight, pre-approval policies and procedures, and external auditor service fees by category. The Annual Information Form is available on SEDAR at www.sedar.com under TransCanada's profile and is published on TransCanada's website at www.transcanada.com.

 The committee oversees the operation of an anonymous and confidential toll-free telephone number for employees, contractors and the public to call with respect to perceived accounting irregularities and ethical violations, and has set up a procedure for the receipt, retention, treatment and regular review of any such reported activities. This telephone number is published on TransCanada's website at www.transcanada.com, on its intranet for employees and in the Company's Annual Report to shareholders.

 The committee reviews the audit plans of the internal and external auditors and meets with them at the time of each committee meeting, in each case both with and without the presence of management. The committee annually receives and reviews the external auditor's formal written statement of independence delineating all relationships between itself and TransCanada and its report on recommendations to management regarding internal controls and procedures, and ensures the rotation of the lead audit partner having primary responsibility for the audit as required by law. The committee pre-approves all audit services and all permitted non-audit services. In addition, the committee discusses with management TransCanada's material financial risk exposures and the actions management has taken to monitor and control such exposures, reviews the internal control procedures to oversee their effectiveness, monitors compliance with TransCanada's policies and codes of business ethics, and reports on these matters to the Board. The committee reviews and approves the investment objectives and choice of investment managers for the Canadian pension plans and considers and approves any significant changes to those plans relating to financial matters.

 There were six meetings of the Audit Committee in 2006.

18 TRANSCANADA CORPORATION

Governance Committee

Chair:            W.K. Dobson
 Members:    D.H. Burney, P.L. Joskow, D.P. O'Brien, H.G. Schaefer

 This committee is comprised of five independent directors and is mandated to enhance TransCanada's governance through a continuing assessment of TransCanada's approach to corporate governance. The committee is also mandated to identify qualified individuals to become Board members, to recommend to the Board nominees for election as directors at each annual meeting of shareholders and to annually recommend to the Board placement of directors on committees. The committee annually reviews the independence status of each director in accordance with written criteria in order to provide the Board with guidance for its annual determination of director independence and for the placement of members on committees.

 The committee reviews and reports to the Board on the performance of individual directors, the Board as a whole and each of the committees, in conjunction with the Chair of the Board. The committee also monitors the relationship between management and the Board, and reviews TransCanada's structures to ensure that the Board is able to function independently of management. The committee chair annually reviews the performance of the Chair of the Board. The committee is also responsible for an annual review of director compensation and for the administration of the Share Unit Plan for Non-Employee Directors (1998), including the granting of units under the plan.

 The committee monitors best governance practice and ensures any corporate governance concerns are raised with management. The committee also ensures the Company has a best practice orientation package and monitors continuing education for all directors.

 There were two meetings of the Governance Committee in 2006.

Human Resources Committee

Chair:            K.L. Hawkins
 Members:    W.K. Dobson, E.L. Draper, D.P. O'Brien

 This committee is comprised of four independent directors and is mandated to review the Company's human resources policies and plans, monitor succession planning and to assess the performance of the CEO and other senior officers of TransCanada against pre-established objectives. The committee approves the salary and other remuneration to be awarded to senior executive officers of TransCanada. A report on senior management development and succession is prepared annually for presentation to the Board. The committee reports to the Board with recommendations on the remuneration package for the CEO. The committee approves executive compensation plans, including actual compensation awards for the most senior officers and approves any major changes to TransCanada's compensation and benefit plans. The committee considers and approves any changes to TransCanada's pension plans relating to benefits provided under these plans. The committee approves grants under the Stock Option Plan and accruals pursuant to the Performance Unit Plan and has oversight responsibilities for the Executive Share Unit Plan, the Performance Share Unit Plan, the Stock Option Plan and the Performance Unit Plan.

 There were four meetings of the Human Resources Committee in 2006.

Health, Safety and Environment Committee

Chair:            E.L. Draper
 Members:    P. Gauthier, K.L. Hawkins, J.A. MacNaughton, D.M.G. Stewart

 This committee is comprised of five directors, four of whom are considered independent (all members other than Mr. Stewart), and is mandated to monitor the health, safety and environmental practices and procedures of TransCanada and its subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses. The committee also considers whether the implementation of TransCanada's policies related to health, safety and environmental matters are effective. The committee reviews reports and, when appropriate, makes recommendations to the Board on TransCanada's policies and procedures related to health, safety and the environment. This committee meets separately with officers of TransCanada and its business units who have responsibility for these matters and reports to the Board on such meetings.

TRANSCANADA CORPORATION 19

 There were three meetings of the Health, Safety and Environment Committee in 2006.

Chair's Participation in Committees

Mr. S.B. Jackson, the Chair of the Board, is an independent director. The Chair is appointed by the Board and serves in a non-executive capacity. The Chair is a non-voting member of all committees of the Board.

COMPENSATION OF DIRECTORS

TransCanada's directors also serve as directors of TCPL. An aggregate fee is paid for serving on the Boards of TransCanada and TCPL. Since TransCanada does not hold any assets directly, other than the common shares of TCPL and receivables from certain of TransCanada's subsidiaries, all directors' costs are assumed by TCPL according to a management services agreement between the two companies. The meetings of the boards and committees of TransCanada and TCPL run concurrently.

Minimum Share Ownership Guidelines

The Board believes that directors can more effectively represent the interests of shareholders if they have a significant investment in the common shares of TransCanada, or their economic equivalent. As a result, TransCanada requires each director (other than Mr. Kvisle who is subject to executive share ownership guidelines) to acquire and hold a minimum number of common shares, or their economic equivalent, equal in value to five times the director's annual cash retainer fee. Directors have a maximum of five years to reach this level of ownership. The level of ownership can be achieved by direct purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or by means of directing cash retainer fees (or any other fees subsequent to January 1, 2007) into, or otherwise acquiring deferred share units ("DSUs") under, the Share Unit Plan for Non-Employee Directors (1998) (the "DSU Plan"), described under the heading "Share Unit Plan for Non-Employee Directors" below.

 All of the current directors have achieved the minimum share ownership.

Board and Committee Remuneration

TransCanada's director compensation practices are designed to reflect the size and complexity of TransCanada and to reinforce the emphasis TransCanada places on shareholder value by linking a portion of directors' compensation to the value of common shares. The market competitiveness of director compensation is assessed against the Comparator Group (as defined under the heading "Executive Compensation and Other Information — Report on Executive Compensation") and a general industry sample of Canadian companies of similar size and scope to TransCanada.

 For the financial year ended December 31, 2006, each director who was not an employee of TransCanada, other than the Chair, was paid in quarterly installments in arrears as follows:

Retainer fee	$30,000 per annum
Committee retainer fee	$3,000 per annum
Committee Chair retainer fee	$4,000 per annum
Board and Committee attendance fee	$1,500 per meeting
Committee Chair attendance fee	$1,500 per meeting

 The Chair, who was paid none of the directors' fees outlined above, was paid a retainer fee of $300,000 per annum in respect of his duties as Chair, $3,000 per chaired Board meeting, and was reimbursed for certain office and other expenses. Half of Mr. Jackson's retainer fee for acting as Chair was paid in DSUs. The Vice-Chair was paid a retainer fee of $12,000 per annum in respect of his duties as Vice-Chair, in addition to his other director's fees as outlined above. Each committee chair is entitled to claim a per diem for time spent on committee activities outside of the committee meetings. Additionally, directors other than the Chair and the CEO receive, in respect of their service as directors, an annual grant of units under the DSU Plan, see "Share Unit Plan for Non-Employee Directors" below for details on this plan. Fees are paid quarterly and are pro-rated from the date of the director's appointment to the Board and the relevant committees.

20 TRANSCANADA CORPORATION

 TransCanada pays a travel fee of $1,500 per meeting for which round trip travel time exceeds three hours, and reimburses the directors for out-of-pocket expenses incurred in attending such meetings.

 Directors who are U.S. residents are paid the same amounts as outlined above in U.S. dollars.

Fees Paid to Directors in 2006

The following table sets out the total fees paid in cash and the value of the DSUs awarded or credited for each non-employee director in 2006 as at the date of the grant, unless otherwise stated. Mr. Kvisle, as an employee of TransCanada, receives no cash fees or DSUs as a director.

 Directors generally direct their retainer fee to be paid in DSUs until the minimum share ownership guideline is reached, and are always entitled to direct their retainer fee (and, subsequent to January 1, 2007, any other fees) to be paid in DSUs. In 2006, K.E. Benson, D.H. Burney, E.L. Draper, P. Gauthier, K.L. Hawkins, J. A. MacNaughton and D.P. O'Brien received their retainer fees in DSUs and half of Mr. Jackson's retainer fee for acting as Chair was paid in DSUs. For further information on the DSU Plan, see the description under the heading "Share Unit Plan for Non-Employee Directors" below.

Name	Board Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fee	Strategic Issues and Strategic Planning Sessions	Total Fees Paid in Cash	Total Value of DSUs Credited(2)	Total Cash and Value of DSUs Credited

D.D. Baldwin(3)(4)	$15,000	$3,000	$2,000	$4,500	$6,000	$0	$1,500	$32,000	$0	$32,000

K.E. Benson(5)	30,000	3,000	N/A	15,000	9,000	13,500	4,500	45,000	136,290	181,290

D.H. Burney	30,000	5,250	N/A	12,000	6,000	10,500	4,500	38,250	136,290	174,540

W.K. Dobson(3)	30,000	6,000	4,000	16,500	12,000	9,000	6,000	83,500	106,290	189,790

E.L. Draper(3)(5)(6)	30,000	6,000	3,000	16,500	15,000	12,000	6,000	58,500	136,290	194,790

P. Gauthier(3)(6)	30,000	6,000	N/A	16,500	16,500	10,500	6,000	55,500	136,290	191,790

K.L. Hawkins(3)	30,000	6,000	4,000	15,000	16,500	10,500	6,000	58,000	136,290	194,290

S.B. Jackson(6)(7)	300,000	N/A	N/A	33,000	1,500	4,500	4,500	193,500	150,000	343,500

P.L. Joskow(5)	30,000	6,000	N/A	16,500	12,000	10,500	6,000	81,000	106,290	187,290

J.A. MacNaughton	22,500	4,500	N/A	10,500	6,000	4,500	1,500	33,264	122,526	155,790

D.P. O'Brien	30,000	6,000	N/A	13,500	4,500	1,500	1,500	27,000	136,290	163,290

H.G. Schaefer(3)(8)	42,000	6,000	4,000	16,500	21,000	3,000	6,000	98,500	106,290	204,790

D.M.G. Stewart(6)	22,500	2,250	N/A	12,000	3,000	6,000	3,000	48,750	106,290	155,040

(1)
Fees are aggregate amounts respecting duties performed on both TransCanada and TCPL Boards.

(2)
Total DSUs credited includes the amount of the retainer fee elected to be received in DSUs and the grant of 3,000 DSUs made in September 2006 which had an initial cash value of approximately $35.43 per DSU.

(3)
The committee chair retainer fee amount includes per diem fees paid in addition to the committee retainer fee in respect of duties performed and meetings held in preparation for committee meetings. Mme. Gauthier chaired one meeting of the Health, Safety and Environment Committee in Mr. Baldwin's absence.

(4)
Mr. Baldwin retired from the Board on April 28, 2006.

(5)
U.S. directors are paid or credited these amounts, including DSU equivalents, based on U.S. dollars.

(6)
The committee attendance fee includes the amount of $1,500 for a Health, Safety and Environment Committee off-site facility visit.

(7)
Mr. Jackson's Board attendance fee includes the fee of $3,000 in respect of each Board meeting chaired. Half of Mr. Jackson's retainer fee for acting as Chair was paid in DSUs.

(8)
Mr. Schaefer's retainer fee amount includes the fee of $12,000 in respect of duties performed as Vice-Chair.

TRANSCANADA CORPORATION 21

Share Unit Plan for Non-Employee Directors

The Share Unit Plan for Non-Employee Directors (1998) was established in 1998 and was last amended and restated effective January 1, 2007. Prior to the January 1, 2007 amendment, the DSU Plan allowed eligible Board members, on a quarterly basis, to direct their annual directors' retainer fee or, at the discretion of the Governance Committee, other Board-related fees, to acquire units representing the right to acquire common shares or their cash equivalent. Subsequent to January 1, 2007, Board members are permitted to elect to receive any portion of their fees in DSUs. The DSU Plan also allows the Governance Committee to grant units as additional directors' compensation. In September 2006, a grant of 3,000 DSUs was made to each director other than the Chair and the CEO.

 Initially the value of a DSU is equal to the market value of a common share at the time the directors are credited with the units. Thus each grant of 3,000 DSUs in September 2006 had an initial cash value of approximately $106,290. The value of a DSU, when redeemed, is equivalent to the market value of a common share at the time the redemption takes place. In addition, at the time dividends are declared and paid on the common shares, each DSU accrues an amount equal to such dividends, which amount is then reinvested in additional DSUs at a price equal to the then market value of a common share. DSUs cannot be redeemed until the director ceases to be a member of the Board. Canadian directors may redeem for cash or common shares at their option. U.S. directors may only redeem for cash.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Report on Executive Compensation

The following is the Human Resources Committee (the "Committee") Report on Executive Compensation which outlines the policies of the Committee for determining compensation of TransCanada's Presidents, Executive Vice-Presidents and the CEO (collectively, the "Executives").

Committee Information

COMPOSITION OF THE COMMITTEE

The Committee is composed of four directors, K.L. Hawkins (chair), W.K. Dobson, E.L. Draper, and D.P. O'Brien, all of whom are independent, as required by securities regulations. There are no interlocking relationships between the members of the Committee or between any member of the Committee and any of TransCanada's current Executives. The Committee reports to the Board on all material matters considered, recommended or approved by the Committee.

 For further information on the composition and mandate of the Committee please refer to "Description of Board Committees and their Charters – Human Resources Committee". For further information on the independence of the Committee members please refer to "Schedule "C" – Disclosure of Corporate Governance Practices – Board of Directors".

COMMITTEE PROCESSES

The Committee recognizes the importance of maintaining sound governance practices for the development and administration of executive compensation and benefit programs, and has instituted processes that enhance the Committee's ability to effectively carry out its responsibilities. Examples of process steps that the Committee uses include:

  •
  Holding in-camera sessions without Company management present prior to and following every regularly scheduled Committee meeting;

  •
  Hiring independent consultants and advisors and requiring their attendance at specific Committee meetings;

  •
  Annually approving a Committee checklist that sets out the timetable of all regularly occurring accountabilities and that provides context for the discussion of related items;

  •
  Using a two step review process where most recurring items are provided for the Committee's initial review at a meeting prior to the approval meeting;

  •
  Conducting annual reviews of detailed compensation tally sheets and modelled compensation outcomes for the Executives;

  •
  Granting of the majority of stock options once per year during the concurrent annual deliberation of Total Direct Compensation for the Executives; and

  •
  Transparent disclosure of compensation policies and actions.

22 TRANSCANADA CORPORATION

 The Committee directs management to gather information on its behalf, and provide initial analysis and commentary. The Committee reviews this material along with other information received from external advisors in its deliberations before considering and/or rendering decisions. The Committee has full discretion to adopt management recommendations or to alter them and to consult its own external advisors.

INDEPENDENT ADVICE

The Committee engages its own consultants, and from time-to-time legal advisors, independent of those used by management, to gather information and deliver opinions and advice on various subjects including executive compensation, securities law and compensation disclosure practices.

Executive Compensation Advisory Services

The Committee engaged the services of an individual consultant (the "Consultant") from Towers Perrin to provide executive compensation consulting services to the Committee during 2006. The mandate of the Consultant was to provide an assessment of management's proposals relating to the compensation of the Executives. In 2006, the Consultant provided services to the Committee in accordance with this mandate and attended portions of some Committee meetings, as requested by the chair of the Committee. The fees paid to Towers Perrin in 2006 for the Consultant's services to the Committee were approximately $78,000. The performance of the Consultant is reviewed and their engagement is approved by the Committee on an annual basis.

 Under the mandate, the Consultant could also provide advice to management on significant changes to compensation philosophy or programs, or other compensation matters of the Company if the work was directed or approved by the chair of the Committee. These additional services were not provided by the Consultant to TransCanada in 2006. In 2006, other separate consultants from Towers Perrin did provide the Company with non-executive compensation, Board compensation, benefit and pension actuarial consulting services and the fees paid for these services were approximately $1.9 million. All service fees and related expenses paid to Towers Perrin, including those for the services of the Consultant, are reviewed by the Committee.

Executive Compensation Program

COMPENSATION PHILOSOPHY

The design of TransCanada's Executive Compensation Program is based on a compensation philosophy that:

  •
  supports employee attraction, engagement and retention;

  •
  is competitive with the external compensation market;

  •
  aligns executive interests with shareholders and customers; and

  •
  rewards accomplishments through "pay-for-performance".

 The Executive Compensation Program specifically provides for Total Direct Compensation ("TDC") which is a combination of base salary and performance-based incentives that reflect competitive pay in light of business achievement, fulfillment of individual objectives and overall job performance. The Committee approves, or recommends for approval all remuneration to be awarded through the Executive Compensation Program.

DETERMINING INDIVIDUAL EXECUTIVE COMPENSATION

Context for Decisions

All compensation awarded annually to the Executives under the following plans is considered for each individual and approved by the Committee or, in the case of the CEO, recommended by the Committee to the Board for approval. The Committee approves or recommends the compensation awards, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. However, the Committee is provided with summaries of the three-year history of awarded compensation, which is intended to provide further context for its annual decision-making.

TRANSCANADA CORPORATION 23

 During 2006, organizational restructuring resulted in significant changes in TransCanada's Executive Leadership Team. These changes were effective June 1, 2006 and included, among others, the following changes:

  •
  Mr. Girling, previously Executive Vice-President ("EVP"), Corporate Development and Chief Financial Officer ("CFO"), was appointed to the new role of President, Pipelines, reporting to Mr. Kvisle, President and Chief Executive Officer. Mr. Girling has overall accountability for TransCanada's pipeline businesses, including gas and oil pipelines in Canada, the U.S. and Mexico.

  •
  Mr. Pourbaix, previously EVP, Power, was appointed to the new role of President, Energy, reporting to Mr. Kvisle. Mr. Pourbaix has overall accountability for TransCanada's power, gas storage and liquefied natural gas, as well as other non-regulated businesses.

  •
  Mr. Lohnes was appointed EVP and CFO, reporting to Mr. Kvisle. Mr. Lohnes was President and Chief Executive Officer of Great Lakes Gas Transmission Company, which was 50 per cent owned by TransCanada.

 As a result of these changes, the Committee was asked to make mid-year adjustments to compensation for the affected executives which were based on material differences in role accountabilities and responsibilities.

Program Funding

The Committee is cognizant of the impact of Executive compensation on TransCanada's cash flow and stock dilution levels, and endeavors to manage these overall costs in a just and prudent manner. In 2006, the Committee looked at potential methods for hedging the cost of some cash-settled incentive plans where share price exposure is present. After reviewing the benefits and costs of such activities, the Committee decided to continue to maintain the budgeted accrual process for funding of these plans.

Market Competitiveness

As one factor in the decision-making process, the Committee considers market compensation data provided by various external compensation sources. This data consists of summary compensation information from selected Canadian-based companies that are generally of similar size and scope to TransCanada, and represent the market in which TransCanada may compete for talent (the "Comparator Group").

 The composition of the Comparator Group is reviewed annually by the Committee for its on-going business relevance to TransCanada. An overview of the 2005 characteristics of the Comparator Group, as compared to TransCanada, is provided in the following table:

	TransCanada	Comparator Group
Industry	North American Pipelines, Power	Canadian Oil and Gas, Pipelines, Power, Utilities
Location	Calgary	Principally Alberta
		Median	75th Percentile
Revenue(1)	$ 6.1 billion	$ 4.8 billion	$10.2 billion
Market Capitalization(2)	$15.7 billion	$23.9 billion	$34.9 billion
Assets(1)	$24.1 billion	$ 9.5 billion	$15.7 billion
Employees(1)	Approximately 2,400	2,319	4,166
(1)
Revenue, assets and number of employees reflect 2005 information.

(2)
Market Capitalization is calculated as at October 2006.

24 TRANSCANADA CORPORATION

Pay for Performance

Awarding Compensation

When awarding annual compensation to the Executives, the Committee considers actual performance and results achieved against annual corporate and individual performance objectives. The annual TDC an Executive is awarded will vary in accordance with the following guidelines:

If Actual Performance…		TDC will be…
Meets objectives / satisfactory	=	Comparable to the median of the Comparator Group
Exceeds objectives / above satisfactory	=	Comparable to above-median compensation(1)
Falls short of objectives / below satisfactory	=	Adjusted downward from the previous year(2)
(1)
The degree to which an Executive is compensated above the median is relative to his or her performance level.

(2)
The degree to which the pay is adjusted downward is relative to individual performance. However, the adjustment is typically made through variable and not fixed compensation.

2006 Corporate Performance

TransCanada sets annual corporate objectives directed at achieving the results required to deliver on TransCanada's key longer-term strategies for growth and value creation. Below is a summary of the performance categories and highlights of results achieved in 2006.

Performance Category	Examples of Performance Measures	Highlights of Results Achieved in 2006

Financial performance	• Earnings per share • Funds generated from operations • Total Shareholder Return	• Strong financial performance in 2006 including:
    •  Excluding gains on asset sales, earnings per share from operations of $2.12 ($2.15 less gains of $0.03). This was a significant increase to the comparable earnings per share in 2005 of $1.75 ($2.49 less gains of $0.74).
• Funds generated from operations increased significantly from 2005.

Operational excellence	• Costs • Environment • Safety	• Managed capital projects to budget despite labour market pressures.
•  Delivered significant value from improved asset management.
•  Achieved productivity gains.
•  Improved safety performance; results continue to compare favourably to industry benchmarks.
• Continued outstanding performance on pipeline customer satisfaction and service, as reflected in both internal and external customer satisfaction surveys.

Maximize TransCanada's competitive strength and enduring value	• Stakeholder relationships • Corporate reputation • Organizational and people strengths • Financial capacity and flexibility • Excellence in value-creating strategy, analysis and investment execution	• Continued to build strong relationships with regulators, governments, customers and other stakeholders critical to TransCanada's success.
•  Named again to the Dow Jones Sustainability Index in 2006.
•  Recognized for corporate governance practices in external rankings.
•  Maintained strong financial capacity and credit ratings in Canada and the U.S. which has allowed the Company to complete large transactions.
• Named to the Global 100 – a list of the world's top 100 most sustainable corporations initiated by Corporate Knights Inc. in partnership with Innovest Strategic Value Advisors Inc.

TRANSCANADA CORPORATION 25

Grow and maximize long-term value of Pipeline and Energy businesses	• Progress on longer-term value adding initiatives • Greenfield projects • Completed acquisitions	• Long-term negotiated settlements on Northern Border Pipeline and Tuscarora Gas Transmission.
•  Continuing progress on longer-term initiatives including liquefied natural gas opportunities, northern gas pipeline development, Bruce Power "A" restart.
•  Greenfield initiatives – the Portlands Energy Centre and Halton Hills Generating Station progressed to the construction phase. Significant progress on Keystone oil pipeline project. Tamazanchale Mexican pipeline in service.
• TransCanada and/or TC PipeLines, LP entered into agreements for acquisitions – ANR Pipeline; ANR Storage; 50% interest in Great Lakes Gas Transmission; 50% interest in Tuscarora Gas Transmission; and 20% interest in Northern Border Pipeline. TransCanada will become operator of all four pipelines.

 To assess results achieved against corporate objectives, where appropriate, the Committee looks at both absolute and relative performance against specific peer companies. The Committee is of the view that both relative and absolute measures are required to give a balanced perspective of achievement of objectives.

 The Committee and the Board were of the opinion that TransCanada's 2006 performance delivered results that exceeded objectives in the areas of financial performance and growth and above satisfactory results on other notable objectives. Based on this corporate performance achievement and the assessment of individual performance, the Committee decided to award above-median TDC for Executives.

VALUE OF AWARDED COMPENSATION

While annual compensation awards made to the Executives are based on current year corporate and individual performance, the ultimate value from longer-term components of the TDC awards is linked to, and dependent upon, TransCanada's ability to replicate and sustain annual performance over the longer term.

 To ensure that the Company's longer-term compensation programs are effective in delivering on this intent, in 2006 the Committee reviewed modeled compensation scenarios for the Executives that illustrated the impact of various future corporate performance outcomes on previously awarded and outstanding compensation. The Committee found that the intended relationship between pay and performance was appropriate for all of the Executives, and that, in aggregate, the resulting compensation modeled under various performance scenarios was reasonable, not excessive, and delivered the intended differentiation of compensation value based on performance.

Components of Total Direct Compensation

TransCanada's TDC is structured with an emphasis on variable compensation. This places most of the Executive's compensation at risk where the value ultimately received by the Executive is contingent on meeting or exceeding performance requirements. Disclosure of the actual components of TDC for the CEO, the Chief Financial Officer and the three other most highly compensated executive officers based on salary and bonus value earned and received during the 2006 financial year (collectively, the "Named Executive Officers") is noted under the heading, "Executive Compensation Program – Elements of the Executive Compensation Program" below.

26 TRANSCANADA CORPORATION

Executive Compensation Program

ELEMENTS OF THE EXECUTIVE COMPENSATION PROGRAM

In 2006, the Executive Compensation Program consisted of four direct compensation elements: base salary, short-term annual cash incentives, performance share units issued under the mid-term incentive plan and stock options issued under the long-term incentive plan. The following table provides an overview of these elements.

Component of TDC	Type of Compensation	Average 2006 Pay Mix(1)	Element	Form	Plan	Performance Period

FIXED	Annual	26% of TDC	Base Salary	Cash	"Base Pay Program"	1 year

VARIABLE	Annual	31% of TDC	Short-term Incentive	Cash	"Incentive Compensation Program"	1 year

	Longer-term	25% of TDC	Medium-term Incentive	Share Units	"Executive Share Unit Plan"	Up to 3 years with vesting at end of term

		19% of TDC	Long-term Incentive	Stock Options	"Stock Option Plan"	Vesting 33 1/3% each year for 3 years with a 7 year term

(1)
Pay Mix is the resulting relative value of each pay element following the determination of TDC. It is expressed as an aggregate average percentage of TDC for the Named Executive Officers. The relative value of TDC allocated to specific forms of variable compensation for individual Executives is aligned with the Executive's ability to contribute to short, medium and long-term business results based on the Committee's assessment.

OVERVIEW OF EXECUTIVE COMPENSATION ELEMENTS

Fixed Compensation

Base Pay Program

The Base Pay Program provides a fixed level of income based on the market value of a role. In accordance with TransCanada's market-based compensation practices, all Executive roles are individually matched to similar roles in the Comparator Group. Base salaries are typically targeted at the median of the market and are reviewed annually. Variance from the median could occur on the basis of individual performance or material differences in an Executive's responsibilities versus the market comparator role. Changes in base pay are typically effective April 1st.

Variable Compensation – Annual

For Executives, the Committee has intentionally moved away from a formulaically driven variable compensation program to a program based on sound judgement and discretion at the Board and Committee levels. The Committee is of the view that formulas and weightings applied to forward-looking objectives may lead to unintended consequences for compensation purposes. For this reason, there are no pre-established weightings applied to measures or formulaic calculations used to determine payments for Executives from TransCanada's performance-based annual variable compensation program. The Committee's comprehensive assessment of overall business performance of TransCanada, including corporate performance against stated objectives, business circumstances and, where appropriate, relative performance against peers, provides the context for individual Executive evaluations for annual variable compensation payments.

Incentive Compensation Program

Short-term incentives are awarded through the Incentive Compensation Program (the "IC Program"). The IC Program provides for the opportunity to receive annual cash payments based on individual performance measured against pre-established annual business and individual objectives, within the context of overall corporate performance.

TRANSCANADA CORPORATION 27

 Corporate performance provides the baseline from which individual assessments are made. The actual incentive awards for the Executives are based on the Committee's subjective and discretionary assessment of the Executive's contribution to the corporate results based on his or her achievement against individual objectives. The awards are provided under the pay-for-performance guidelines noted above. Payments from the IC Program are made in the first quarter following the completion of the financial year.

Variable Compensation – Longer-Term

The total value of longer-term incentive compensation ("Total LTI Value") granted each year is established as part of an Executive's overall performance based TDC. Total LTI Value is derived from the established TDC value minus Total Cash (from Base Pay and actual awards from the IC program).

 Once the Total LTI Value has been established by the Committee, the value is then divided between the Executive Share Unit Plan (the "ESU" Plan) and the Stock Option Plan. The Committee determines the actual division of Total LTI Value in a given year at its discretion and takes into account a number of factors including:

  •
  consideration of the funding requirements for awards from both plans;

  •
  the individual plan designs and each Executive's ability to impact medium and longer-term performance outcomes; and

  •
  the valuation of grants.

 The actual value of granted stock options cannot be determined until the date of grant. At the time of granting, the Committee grants a set number of stock options that it believes reflect the intended dollar value to be awarded based on an economic valuation done prior to granting. Once the final economic value of stock options is known, the actual value ultimately granted via the ESU Plan may be adjusted. This adjustment is necessary to reconcile the cumulative longer-term value actually granted via the two plans to the Total LTI Value that is determined by the Committee (as part of the TDC deliberation).

 Under this approach the Total LTI Value could potentially be different year over year based on performance or operational considerations. As a result, the number of ESU units and stock options granted each year may also vary. In recent years, approximately 70% to 80% of the Total LTI Value has been awarded through the ESU Plan and 20% to 30% through the Stock Option Plan.

Executive Share Unit Plan

Medium-term incentives are granted through the ESU Plan. The purpose of this plan is to align a considerable portion of each participant's compensation with medium-term performance objectives that support the interests of shareholders and other stakeholders. These performance objectives play a key role in the company's strategy for growth and sustainability. Participants in this plan include all executive and senior management employees of TransCanada.

 Under the ESU Plan, participants receive a provisional grant of units that is based on the allocated award value from Total LTI divided by the price of TransCanada's common shares at the time of grant. Vesting of the grants is subject to the attainment of specific business performance objectives set by the Committee at the time of grant. Throughout the three-year term of the grant, participants are credited with additional value from dividends declared and paid to TransCanada's shareholders.

 At the end of the grant term, actual results are compared against the performance objectives and participant unit totals are adjusted based on this assessment. The resulting total vested units are then valued based on the price of TransCanada's common shares at the time of vesting. Participants receive a cash payment, less statutory withholdings, for their total settlement value.

 In 2006, participants received a grant of units that was valued based on the weighted average closing price for TransCanada's common shares on the TSX for the five trading days prior to and including the grant date. The Committee established

28 TRANSCANADA CORPORATION

specific objectives for threshold, target and maximum performance levels, the achievement of which will adjust payment amounts as follows:

Performance Level		Unit Total Adjustment
Below threshold	=	zero units vest; no payment is made
At threshold	=	50% of units vest for payment
At target	=	100% of units vest for payment
At or above maximum	=	150% of units vest for payment

 The performance criteria which need to be met for the vesting of the 2006 grant consist of:

1.
TransCanada's absolute total shareholder return ("TSR");

2.
TransCanada's relative TSR as compared to specified companies with which TransCanada may compete for capital (the "ESU Peer Group"); and

3.
Corporate financial measures of earnings per share and funds generated from operations.

 The Committee establishes performance criteria that cover a full range of performance outcomes including the potential for a zero payout. There are no pre-established weightings applied to these measures nor are there formulaic calculations used to create the performance achievement for the plan. The Committee uses its judgement and discretion to assess overall performance in light of the stated criteria and business circumstances surrounding the performance achieved.

 If the actual performance achievement is determined by the Committee to align at a point between threshold and target, or target and maximum levels, the Committee will determine the number of units that vest on a pro-rata basis. The formula to determine the value of the vested units is based on the weighted average closing price of TransCanada's common shares on the TSX during the five trading days immediately prior to and including the vesting date.

 For the purposes of executive compensation disclosure, grants under the ESU Plan are reported as long term incentives in this Proxy Circular.

Stock Option Plan

Long-term incentives are granted to the Executives through the Stock Option Plan. This plan aligns the Executives' interests with the longer term growth and profitability of TransCanada, ultimately enhancing shareholder value. Participants benefit only if the market value of TransCanada's common shares at the time of stock option exercise is greater than the market value of such shares at the time of grant. Only executive-level employees received grants from the Stock Option Plan in 2006.

 The exercise price of a stock option is set as the volume weighted average trading price on the TSX during the five trading days immediately prior to the grant date. Stock options granted in 2006 vest 33 1/3% on each anniversary of the grant date for a period of three years. Vested stock options from this grant may be exercised until their expiry, which is seven years from the grant date.

Share Ownership Guidelines

The Committee believes that executives can more effectively represent the interests of shareholders if they have a significant investment in the common shares of TransCanada, or their economic equivalent. The Committee is of the opinion that executives should hold an interest in TransCanada in order to align their financial interests with those of shareholders. In January 2003, all of the Executives and certain additional executive and senior-level employees of the Company were given guidelines to achieve an interest level that the Committee viewed as significant in relation to each employee's base salary.

 The level of ownership could be achieved by direct purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or through unvested units granted under the ESU Plan. In June 2006, the Committee approved an amendment to the current Share Ownership Guidelines (the "Guidelines") to require that at least 50% of the ownership level be TransCanada common shares or units of any TransCanada sponsored limited partnership. Unvested Executive Share Units ("ESUs") would only count to a maximum of 50% of the ownership level. Executives and other employees included under the guidelines have until the end of 2010 to meet this new standard.

TRANSCANADA CORPORATION 29

 The Committee receives regular updates on Executive ownership levels and compliance with the guidelines. The following table sets out the Guideline ownership levels for the Named Executive Officers based on their base salary rate as of December 31, 2006 and the 20-day weighted average closing price of TransCanada's common shares at year end which was $39.92.

Named Executive Officer	Minimum Ownership Requirement(1)	Minimum Guideline Ownership Value ($)	Actual Guideline Ownership Value as at December 31, 2006 ($)(2)	Multiple of Base Salary Rate

H.N. Kvisle	3 times base salary	3,300,000	3,695,421	3.36

G.A. Lohnes(3)	2 times base salary	680,000	357,645	1.05

R.K. Girling	2 times base salary	1,040,000	1,014,529	1.95

A.J. Pourbaix	2 times base salary	1,040,000	677,245	1.30

D.M. Wishart	2 times base salary	800,000	1,613,688	4.03

(1)
Other senior employees of TransCanada have a minimum ownership requirement of one times base salary.

(2)
Under the Guidelines, the value from unvested ESUs is counted only to a maximum of 50% of the ownership requirement.

(3)
Mr. Lohnes became an Executive Vice-President in June 2006 at which time his ownership requirement under the Guidelines was increased from one times base salary to two times base salary.

Changes Made to the Executive Compensation Program

The following section provides information regarding recent design or practice changes that have been made to plans in TransCanada's Executive Compensation program. These changes impact compensation values disclosed as compensation for the Named Executive Officers in the noted tables contained under the heading "Executive Compensation" below.

ESU PLAN

A review of the ESU Plan design was undertaken in 2004 to further enhance its alignment to TransCanada's compensation philosophy. As a result of this review, changes were approved by the Committee and implemented commencing with the 2005 grant. ESU grants awarded in 2004 were made under the previous design and payments from those vested grants are reported in the "Summary Compensation Table" below.

 The key differences between the previous and current designs include the expansion of the performance levels and the recalibration of performance objectives as set out below.

	Below Threshold	Threshold	Target	Maximum

Previous Plan Design (for 2004 grants)	Zero payout	Requires stretch but achievable performance; 50% of granted units payout	Very difficult stretch performance requirements; 100% granted units payout	N/A

Current Plan Design (for 2005 grants onward)	Zero payout	Requires acceptable performance; 50% of granted units payout	Requires stretch but achievable performance; 100% granted units payout	Very difficult stretch performance requirements; 150% granted units payout

 With the previous plan design, there was a significant risk of grant forfeiture due to the difficulty of the performance requirements at both the threshold and target levels. Grants were made with lower nominal values (i.e., more units) in recognition of this significant risk. The current plan design provides for recognition of both satisfactory and excellent performance without the requirement for higher nominal grant values to deliver the same intended level of competitive compensation over the longer term.

30 TRANSCANADA CORPORATION

 Previously, the share price used to value units was the closing price on the TSX on the grant date. Starting with the 2005 grant, the share price used to value the units at the time of grant reflects the weighted average closing price for TransCanada's common shares on the TSX for the five trading days prior to and including the grant date. The change was made to align the grant valuation process with the payout valuation process.

Inactive Executive Compensation Plan

The following section provides information pertaining to the executive compensation plan under which grants or awards are no longer made. However, outstanding grants or awards from this noted plan continue to be disclosed as compensation for the Named Executive Officers in the various tables contained under the heading "Executive Compensation" below.

PERFORMANCE UNIT PLAN

The Performance Unit Plan (the "PUP") was established in 1995 and included participants in the executive and senior management employee groups. In July 2002, the Committee amended the plan so that, starting in 2003, no further grants would be made under the PUP but accruals on existing grants will continue until the last grants expire in 2012, if not redeemed prior to this date.

 Until 2003, one unit from the PUP ("PUP Unit") was granted in tandem with each stock option granted under the Stock Option Plan. Each PUP Unit is eligible for an annual cash accrual up to the total value of dividends paid on one common share in the preceding financial year. The accrual is made if TransCanada's TSR is equal to or greater than the average TSR of other specified Canadian companies with which TransCanada competes for capital (the "PUP Peer Group"). The Committee has full discretion to award the full or a lesser accrual value if TransCanada's absolute TSR is below that of the PUP Peer Group average.

 PUP Units vest three years after the grant date and are considered to be automatically redeemed on the tenth anniversary of the grant date. Once vested, a PUP Unit may be exercised for the dollar value accrued on the unit at any time and prior to the tenth anniversary of the grant. However, the vested PUP Unit may only be exercised if the stock option granted in tandem with the PUP Unit is concurrently exercised, or has been previously exercised. If the underlying stock option is exercised before the PUP unit is vested, the PUP Unit is forfeited.

Compensation of the President and Chief Executive Officer

The components of TDC for the CEO are the same as those for the other Executives. Annually, the Committee makes recommendations to the Board regarding the CEO's compensation based on the same market-based, performance-related basis as for the other Executives.

OVERVIEW OF PERFORMANCE

The Committee assesses the performance of the CEO on the basis of achievement against personal and corporate performance objectives approved by the Committee at the beginning of the year, as well as his overall contribution to the success of the Company. In 2006, Mr. Kvisle's personal objective focused on the following areas:

Achievement of Corporate Objectives

The Board has reviewed TransCanada's financial and non-financial results for 2006, and assessed that the Company has met or exceeded all of the stated performance objectives, and that Mr. Kvisle played a key role in achieving these outcomes. The following highlights some of Mr. Kvisle's key accomplishments.

Value Creation

Mr. Kvisle provided strong support to the organization as it worked to maximize the long-term value and grow its existing businesses. The acquisition of the ANR pipeline is expected to generate accretive earnings in the Pipelines business. The purchase of additional interests in Northern Border Pipeline, Tuscarora Gas Transmission and Great Lakes Gas Transmission is expected to enhance the profitability and cash generation for TC PipeLines, LP. The Company commissioned the Tamazunchale Pipeline in 2006, and moved both the Portlands Energy Centre and Halton Hills Generating Station through to the construction phase. Significant progress was made on gaining the necessary approvals for the Keystone oil pipeline project.

TRANSCANADA CORPORATION 31

 Mr. Kvisle also played a pivotal role in the continuing progress on longer-term initiatives including liquefied natural gas opportunities, northern gas pipeline development, and the Bruce Power restart.

Creating a Strong Management Team

Under Mr. Kvisle's guidance, the Company undertook a major organizational restructuring in 2006. Formation of the Pipelines and Energy business units created clear accountability for the profitability of those businesses. In addition, key succession plans were implemented, positioning the Company for continued strong leadership in the future.

Building Relationships

Mr. Kvisle continued to personally contribute to building long term winning relationships with key stakeholders, including shareholders, customers, governments, regulators and First Nations, all of whom are critical to the success of TransCanada's strategies.

Operational Excellence

Mr. Kvisle continued to lead the Company in its efforts to manage costs, provide outstanding customer service, and achieve superior health, safety and the environmental standards. The Company's actual operating and administrative costs were under budget, and both internal and external customer surveys produced very positive results.

Investor Confidence

The Company's disciplined, consistent strategy continued to deliver strong financial results under Mr. Kvisle's leadership. As a result the Board increased the dividend in 2006 from $1.22 to $1.28. This contributed to an increase in TransCanada's share price from $36.65 at the end of 2005 to $40.61 at December 31, 2006.

Corporate Governance and Reputation

Mr. Kvisle plays a key role in ensuring TransCanada adheres to best practices in corporate governance and maintaining the Company's excellent reputation. The Company was again recognized externally in 2006 for its governance practices, social responsibility and community investment.

SUMMARY OF PERFORMANCE

The Committee assessed Mr. Kvisle's results and concluded that his performance exceeded his individual objectives in 2006 and made this recommendation to the Board.

 The Board is of the view that Mr. Kvisle's overall achievements and performance exceeded his individual objectives in 2006, resulting in his TDC being positioned at above median TDC for similar roles in the Comparator Group. In making this determination, the Board considered the achievement of the Company and Mr. Kvisle's individual objectives (both financial and non financial) as well as significant economic, industrial and market circumstances that influenced the performance of TransCanada.

Committee Summary

The Committee is satisfied that TransCanada's current Executive Compensation Program reflects competitive market practice and the levels of compensation delivered under this program are aligned with the company's performance. The Committee fully understands and supports the implications of awarded compensation. The Committee will continue to monitor market conditions and modify TransCanada's Executive Compensation Program, if required, to ensure it remains competitive and aligned with TransCanada's compensation philosophy.

 This Report on Executive Compensation is submitted on behalf of the voting members of the Human Resources Committee of the Board:

K.L. Hawkins (Chair)	D.P O'Brien
W.K. Dobson	E.L. Draper

32 TRANSCANADA CORPORATION

Performance Graph

The following chart compares the five-year cumulative total shareholder return on the TransCanada (formerly TCPL) common shares to the S&P/TSX composite index (assuming reinvestment of dividends and considering a $100 investment in common shares on December 31, 2001).

	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Compound Annual Growth

TransCanada	100.0	120.5	153.1	170.6	217.9	250.3	20.1%

TSX	100.0	87.6	111.0	127.0	157.7	184.9	13.1%

Remuneration of Executive Officers of TCPL

The Executives also serve as executive officers of TCPL. An aggregate remuneration is paid for serving as an executive of TransCanada and for service as an executive officer of TCPL. Since TransCanada does not hold any assets directly other than the common shares of TCPL and receivables from certain of TransCanada's subsidiaries, all executive employee costs are assumed by TCPL according to a management services agreement between the two companies.

Executive Compensation

All compensation values disclosed in this section, unless otherwise noted, are expressed in Canadian dollars and are derived from compensation plans and programs that are described in detail under the section "Report on Executive Compensation" or from retirement arrangements reported under the section "Pension and Retirement Benefits" elsewhere in this Proxy Circular.

TRANSCANADA CORPORATION 33

Summary Compensation Table

The following table outlines the summary of compensation earned in the 2006, 2005 and 2004 financial years by the Named Executive Officers.

	ANNUAL COMPENSATION					LONG-TERM COMPENSATION
						Awards		Payouts
Name and Principal Position of the Named Executive Officers (a)	Year (b)		Salary(5) ($) (c)	Bonus(6) ($) (d)	Other Annual Compensation(7) ($) (e)	Securities Under Options Granted(8) (#) (f)	Shares or Units Subject to Resale Restriction ($) (g)	LTIP Payouts(9) ($) (h)	All Other Compensation(10) ($) (i)

H.N. Kvisle President and Chief Executive Officer	2006 2005 2004		1,100,004 1,050,003 871,251	1,500,000 1,300,000 1,100,000	– – –	250,000 160,000 165,000	– – –	2,980,971 1,852,433 –	11,000 10,417 8,665

G.A. Lohnes Executive Vice-President and Chief Financial Officer	2006 2005 2004	(1) (2) (2)	331,973 318,914 345,605	320,000 208,240 161,173	266,013 62,077 84,844	64,000 20,000 12,000	– – –	345,000 254,562 –	11,786 9,167 9,296

R. K. Girling President, Pipelines	2006 2005 2004	(3)	498,346 460,032 457,524	700,000 500,000 460,000	– – –	190,000 60,000 60,000	– – –	1,192,429 740,973 –	28,192 25,600 25,571

A.J. Pourbaix President, Energy	2006 2005 2004	(4)	494,172 440,001 407,505	700,000 500,000 450,000	– – –	190,000 60,000 60,000	– – –	1,064,734 740,973 –	71,065 49,691 46,148

D.M. Wishart Executive Vice-President, Operations and Engineering	2006 2005 2004		395,007 372,504 335,004	500,000 400,000 330,000	– – –	55,000 40,000 40,000	– – –	877,367 370,487 –	24,942 3,713 3,325

(1)
Mr. Lohnes was appointed Executive Vice-President and Chief Financial Officer for TransCanada in June 2006 and continued in his role as President of Great Lakes Transmission Company ("Great Lakes") until September 1, 2006. As such, the values denoted for the 2006 financial year represent compensation earned in this position for a four month period, combined with compensation earned for eight months in his previous position as President and Chief Executive Officer of Great Lakes.

(2)
These values reflect the compensation Mr. Lohnes received during his tenure as President and Chief Executive Officer of Great Lakes. Mr. Lohnes became President and CEO in August 2000 and during his term, Great Lakes was a pipeline joint venture owned 50/50 by TransCanada and El Paso Corporation. The values denoted were provided to Mr. Lohnes in U.S. dollars (or equivalent value) but have been expressed here in Canadian dollars based on the Bank of Canada's average annual exchange rate for the financial year noted, namely 1.2116 for 2006, 1.3015 for 2005, and 1.4015 for 2004.

(3)
Mr. Girling was appointed President, Pipelines in June 2006. As such, values denoted for the 2006 financial year represent compensation earned in this position for a seven month period, combined with compensation earned for five months in his previous position as Executive Vice-President, Corporate Development and Chief Financial Officer for TransCanada.

(4)
Mr. Pourbaix was appointed President, Energy in June 2006. As such, values denoted for the 2006 financial year represent compensation earned in this position for a seven month period, combined with compensation earned for five months in his previous position as Executive Vice-President, Power.

(5)
This column reflects actual base salary earnings during the noted financial year. Salary adjustments are typically effective April 1.

(6)
Amounts referred to in this table as "Bonus" are paid pursuant to the IC Program and attributable to the noted financial year. Payments from the IC Program are made in the first quarter following the completion of the financial year.

(7)
This column includes payments made to Mr. Lohnes for tax equalization on exercised stock options of US$124,842 for 2006, US$47,697 for 2005 and US$60,538 for 2004. The aforementioned payments are disclosed here in Canadian dollars based on the Bank of Canada's average annual exchange rate for the financial year noted, namely 1.2116 for 2006, 1.3015 for 2005, and 1.4015 for 2004. As part of his repatriation to Canada, Mr. Lohnes also received a one-time special tax-protected bonus payment of $200,000. This value will be paid to Mr. Lohnes in annual installments of $70,000 in 2006, $65,000 in 2007 and $65,000 in 2008. The first installment disclosed for 2006 includes $44,754 of tax reimbursement.

The value of perquisites for each Named Executive Officer is less than $50,000 and 10% of total annual salary and bonus for the financial year and, as such, is not included. For information, the average annual value for perquisites provided to the Named Executive Officers in 2006 was $32,378 and included such things as car allowance or lease and the associated maintenance fees, Company paid parking, luncheon and/or recreation club memberships and financial counselling/tax preparation.

34 TRANSCANADA CORPORATION

(8)
This column shows the total number of stock options granted under the Stock Option Plan to each of the Named Executive Officers during each of the financial years noted. Due to the corporate restructuring in June 2006 there was a special grant made to certain Named Executive Officers that was in addition to those granted during the annual determination of TDC in February. Specifically, Mr. Lohnes received an additional 50,000 options, Mr. Girling and Mr. Pourbaix each received an additional 100,000 options. Further disclosure on these grants is found under the heading "Equity Compensation Plan Tables" below.

(9)
LTIP Payouts represent the value of the payments made or to be made for the proportion of ESU units granted in 2004 that vested and became eligible for payout in 2006. There were no payouts made under the PUP to the Named Executive Officers in 2006.

(10)
The amounts in this column include payments made to the Named Executive Officers by subsidiaries and affiliates of TransCanada (including directors' fees paid by affiliates and amounts paid for serving on management committees of entities in which TransCanada holds an interest), specifically: Mr. Girling – $23,250 for 2006 and $21,000 for both 2005 and 2004; Mr. Pourbaix – $59,250 for 2006 and $39,000 for both 2005 and 2004; Mr. Wishart – $21,000 for 2006.

This column also includes the value of salary paid in lieu of vacation based on the election of the Named Executive Officer and the value of TransCanada's contributions under the Employee Stock Savings Plan made on behalf of the Named Executive Officer for the noted financial year.

Long-Term Incentive Plan Tables

2006 ESU PLAN GRANTS

The following table outlines the grants made under the ESU Plan that were approved in February 2006. These grants are still unvested and outstanding as at December 31, 2006 and have therefore not yet been recorded as LTIP Payouts in the Summary Compensation Table, column (h), above.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout
Name			Below Threshold (#)	Threshold (#)	Target (#)	Maximum (#)

H.N. Kvisle	52,391	Dec. 31, 2008	0	26,195	52,391	78,586

G.A. Lohnes	3,401	Dec. 31, 2008	0	1,701	3,401	5,102

R.K. Girling	16,893	Dec. 31, 2008	0	8,447	16,893	25,340

A.J. Pourbaix	16,893	Dec. 31, 2008	0	8,447	16,893	25,340

D.M. Wishart	8,958	Dec. 31, 2008	0	4,479	8,958	13,436

(1)
This is the grant of units under the ESU Plan.

(2)
Does not include the units related to reinvested dividend value.

2005 ESU PLAN GRANTS

The following table outlines the grants made under the ESU Plan that were approved in February 2005. These grants are still unvested and outstanding as at December 31, 2006 and therefore have not yet been recorded as LTIP Payouts in the Summary Compensation Table, column (h), above.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout
Name			Below Threshold (#)	Threshold (#)	Target (#)	Maximum (#)

H.N. Kvisle	65,320	Dec. 31, 2007	0	32,660	65,320	97,980

G.A. Lohnes	4,441	Dec. 31, 2007	0	2,221	4,441	6,662

R.K. Girling	18,349	Dec. 31, 2007	0	9,175	18,349	27,524

A.J. Pourbaix	15,657	Dec. 31, 2007	0	7,828	15,657	23,485

D.M. Wishart	12,458	Dec. 31, 2007	0	6,229	12,458	18,687

(1)
This is the grant of units under the ESU Plan.

(2)
Does not include the units related to reinvested dividend value.

TRANSCANADA CORPORATION 35

2004 ESU PLAN GRANTS

The following table outlines the ESU Plan grants that were made in 2004 and vested in 2006. The table reconciles the value that was paid to the Named Executive Officers which is disclosed under LTIP Payouts in the Summary Compensation Table, column (h) above.

Name	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout	Vested Units From Grants(2) (#)	Vested Value From Grants(3) ($)	Vested Value From Dividends(4) ($)	Total Settlement(5) ($)

H.N. Kvisle	73,185	Dec. 31, 2006	65,867	2,664,300	316,671	2,980,971

G.A Lohnes	8,470	Dec. 31, 2006	7,623	308,350	36,650	345,000

R.K. Girling	29,275	Dec. 31, 2006	26,348	1,065,756	126,673	1,192,429

A.J. Pourbaix	26,140	Dec. 31, 2006	23,526	951,627	113,107	1,064,734

D.M. Wishart	21,540	Dec. 31, 2006	19,386	784,164	93,203	877,367

(1)
This is the grant of units under the ESU Plan that is used to determine vesting. The range of units that are eligible to vest under this grant are between 50% and 100%, based on performance between Threshold and Target, or 0% if Threshold performance is not met.

(2)
Based on the Committee's assessment of the performance achieved against objectives, 90% of the granted units vested for settlement. This number does not include units related to reinvested dividends.

(3)
Vested units were valued at $40.45 per unit based on the five day weighted closing price of common share on the TSX at December 31, 2006.

(4)
The additional value related to the accrued value from declared dividends and paid relative to the vested unit total.

(5)
Includes both the Vested Value from Grant and Vested Value from Dividends. This settlement value is reported as an LTIP Payout in the Summary Compensation Table, column (h) above.

SUPPLEMENTAL DISCLOSURE – 2007 ESU PLAN GRANTS

Decisions regarding ESU Plan grants are made annually by the Committee in February prior to the publication of the Proxy Circular. Although not a requirement, TransCanada discloses these compensation grants for the Named Executive Officers. The following table outlines the grants under the ESU Plan made in 2007.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout
Name			Below Threshold (#)	Threshold (#)	Target (#)	Maximum (#)

H.N. Kvisle	58,405	Dec. 31, 2009	0	29,203	58,405	87,608

G.A. Lohnes	10,383	Dec. 31, 2009	0	5,192	10,383	15,575

R.K. Girling	30,964	Dec. 31, 2009	0	15,482	30,964	46,446

A.J. Pourbaix	30,964	Dec. 31, 2009	0	15,482	30,964	46,446

D.M. Wishart	18,541	Dec. 31, 2009	0	9,271	18,541	27,812

(1)
This is the grant of units under the ESU Plan.

(2)
Does not include units related to reinvested dividend value.

36 TRANSCANADA CORPORATION

PUP GRANTS OUTSTANDING

The following table outlines PUP grants made to the Named Executive Officers. The estimated future payouts set out in the table include all accruals up to and including the accrual approved for the most recently completely financial year.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans(3)
	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout(2)			Settlement Value for 2006(5) ($)
Name			Below Threshold(4) ($)	Maximum(4) ($)

H.N. Kvisle	150,000	25-Feb-12	0	811,350	–
	100,000	20-Mar-11	0	630,900	–
	42,500	27-Feb-11	0	268,133	–
	55,000	28-Feb-10	0	395,395	–
	50,000	01-Feb-10	0	359,450	–
	90,000	01-Sep-09	0	647,010	–

G.A. Lohnes	20,000	25-Feb-12	0	108,180	–
	17,500	27-Feb-11	0	110,408	–
	17,500	28-Feb-10	0	125,808	–
	22,016	9-Dec-07	0	184,912	–

R.K. Girling	65,000	25-Feb-12	0	351,585	–
	45,000	27-Feb-11	0	283,905	–
	45,000	28-Feb-10	0	323,505	–
	50,000	01-Feb-10	0	359,450	–
	20,000	29-Jul-09	0	143,780	–
	25,000	01-Mar-09	0	179,725	–
	25,000	03-Dec-08	0	179,725	–
	25,162	09-Dec-07	0	211,336	–

A.J. Pourbaix	65,000	25-Feb-12	0	351,585	–
	35,000	27-Feb-11	0	220,815	–
	20,000	28-Feb-10	0	143,780	–
	20,000	01-Feb-10	0	143,780	–
	20,000	01-Mar-09	0	143,780	–
	17,500	03-Dec-08	0	125,808	–

D.M. Wishart	30,000	25-Feb-12	0	162,270	–
	35,000	27-Feb-11	0	220,815	–
	20,000	28-Feb-10	0	143,780	–
	20,000	01-Feb-10	0	143,780	–
	20,000	01-Mar-09	0	143,780	–
	25,162	09-Dec-07	0	211,336	–

(1)
As no further awards will be made under the PUP, it will be phased out over the remaining life of the outstanding units.

(2)
The exercise period for all PUP Units commences upon vesting, which is the third anniversary of the grant date, and expires on the tenth anniversary of the grant date, with the exception of the PUP Units maturing on February 1, 2010. These Units were granted under a one time special performance incentive program which vested on February 22, 2002.

(3)
The Committee determined in January 2007 that $1.27 per outstanding PUP Unit will accrue for 2006 in respect of the grants made from December 5, 1996 to February 25, 2002.

(4)
The Company is no longer including the "Threshold" and "Target" columns since the values reported were equal to the ones noted here in the "Maximum" column. Once the accrued value is approved by the Committee and assigned to each outstanding PUP Unit, no further variance of future value may be applied. However, the plan does provide for a risk of zero value payments from the plan should the exercise provision in the plan not be met.

(5)
Values contained in this column are amounts received during the current financial year following the exercise of vested PUP Units. A blank ("– ") denotes that there were no Units exercised from the grant. A zero value denotes that all PUP Units from the grant were forfeited. When applicable, settlement values are also reported as LTIP Payouts in column (h) of the Summary Compensation Table, above.

TRANSCANADA CORPORATION 37

Equity Compensation Plan Tables

2006 STOCK OPTION PLAN GRANT

The following table outlines the grants made under the Stock Option Plan to each of the Named Executive Officers during the 2006 financial year.

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees in 2006	Exercise Price ($/common share)(2)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date

H.N. Kvisle	27-Feb-06	250,000	13.58%	35.23	35.23	27-Feb-13

G.A. Lohnes	12-Jun-06	50,000	2.72%	33.08	32.70	12-Jun-13
	27-Feb-06	14,000	0.76%	35.23	35.23	27-Feb-13

R.K. Girling	12-Jun-06	100,000	5.43%	33.08	32.70	12-Jun-13
	27-Feb-06	90,000	4.89%	35.23	35.23	27-Feb-13

A.J. Pourbaix	12-Jun-06	100,000	5.43%	33.08	32.70	12-Jun-13
	27-Feb-06	90,000	4.89%	35.23	35.23	27-Feb-13

D.M. Wishart	27-Feb-06	55,000	2.99%	35.23	35.23	27-Feb-13

(1)
On each anniversary date of the grant for a period of three years, one-third of these options vest and are exercisable.

(2)
The exercise price is equal to the greater of the closing price of common shares on the grant date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the grant date of the stock options.

AGGREGATE STOCK OPTION EXERCISES DURING 2006 AND 2006 YEAR-END STOCK OPTION VALUES

The following table provides information relating to options exercised and the number or value of options outstanding as at December 31, 2006 for each of the Named Executive Officers.

			Unexercised Options at December 31, 2006 (#)		Value of Unexercised in-the-Money Options at December 31, 2006(1) ($)
	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

H.N. Kvisle	100,000	1,551,454	555,833	411,667	9,568,163	3,223,937

G.A. Lohnes	30,500	365,062	4,167	81,333	43,837	647,123

R.K. Girling	0	0	205,000	250,000	3,469,900	1,933,200

A.J. Pourbaix	80,000	1,017,273	97,500	250,000	1,472,200	1,933,200

D.M. Wishart	0	0	190,162	95,000	3,408,018	759,899

(1)
The value of unexercised "in-the-money" stock options at December 31, 2006 is the difference between the exercise price and the closing price of $40.61 per share of a common share on the TSX on December 31, 2006. The underlying stock options have not been and will not necessarily be exercised and the actual gains, if any, on exercise will depend on the value of common shares on the date of exercise.

38 TRANSCANADA CORPORATION

SUPPLEMENTAL DISCLOSURE – 2007 STOCK OPTION PLAN GRANTS

Decisions regarding stock option grants are made annually by the Committee in February prior to the publication of the Proxy Circular. Although not a requirement, TransCanada discloses these compensation grants for the Named Executive Officers. The following table outlines the stock option grants under the Stock Option Plan made in 2007.

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees in 2007(2)	Exercise Price(3) ($/common share)	Market Value of Common Shares Underlying Options on the Date of Grant(3) ($/common share)	Expiration Date

H.N. Kvisle	22-Feb-07	202,442	18.69%	38.10	38.10	22-Feb-14

G.A. Lohnes	22-Feb-07	35,990	3.32%	38.10	38.10	22-Feb-14

R.K. Girling	22-Feb-07	107,326	9.91%	38.10	38.10	22-Feb-14

A.J. Pourbaix	22-Feb-07	107,326	9.91%	38.10	38.10	22-Feb-14

D.M. Wishart	22-Feb-07	64,267	5.93%	38.10	38.10	22-Feb-14

(1)
On each anniversary date of the grant for a period of three years, one-third of these stock options vest and are exercisable.

(2)
Based on total stock options granted as at February 22, 2007.

(3)
Equal to the volume weighted average trading price of common shares on the TSX during the five trading days immediately prior to the grant date of the stock options.

Equity Compensation Plan Information

Stock Option Plan

The Stock Option Plan is the only compensation plan under which equity securities of TransCanada have been authorized for issuance. Stock options may be granted to such employees of TransCanada as the Human Resources Committee may from time to time determine. Starting in 2005, the Committee determined that only executive-level employees will participate in the plan.

 On recommendation of the Human Resources Committee, the Board has approved various amendments to the Stock Option Plan, some of which are subject to shareholder approval at the Meeting as described under the heading "Business to be Transacted at the Meeting – Reconfirmation and Amendments to the Stock Option Plan". The following provides key information regarding the Stock Option Plan provisions:

  •
  The plan was first approved by shareholders in 1995;

  •
  Shareholders are being asked at the Meeting to approve an increase in the number of shares issuable under the Stock Option Plan by 4,500,000;

  •
  If the Option Plan Resolution is approved, a maximum of 30,500,000 of TransCanada's common shares may be issued under the plan; this represents 5.8% of common shares issued and outstanding as at February 22, 2007;

  •
  As at February 22, 2007, there were approximately:

  •
  9,610,839 common shares issuable upon the exercise of outstanding stock options; this represents 1.8% of issued and outstanding common shares;

  •
  486,096 common shares remaining available for issuance; this represents 0.9% of issued and outstanding common shares;

  •
  15,903,065 common shares have been issued upon the exercise of stock options, representing 3.0% of issued and outstanding common shares of the Company; and

  •
  The exercise price for unexercised issued stock options ranges from $10.03 to $38.10, with expiry dates ranging from October 31, 2007 to February 22, 2014.

TRANSCANADA CORPORATION 39

 Under the terms of the Stock Option Plan, the maximum number of common shares reserved for issuance as stock options to any one participant in any fiscal year cannot exceed 20% of the total number of options granted in that fiscal year and the number of common shares that may be reserved for issuance to insiders, or issued within any one year period, under all of TransCanada's security based compensation arrangements cannot exceed 10% of TransCanada's issued and outstanding common shares. There are no restrictions on the number of stock options that may be granted to insiders, subject to the foregoing limitations. Stock options cannot be transferred or assigned by participants other than a personal representative being permitted to exercise stock options in the case of death of a participant or if a participant is unable to manage his or her affairs.

 Stock options granted as of 2003 onward vest as to one-third on each anniversary of the grant date for a period of three years and have a seven year term. The exercise price of a stock option is equal to the volume weighted average trading price of a common share on the TSX during the five trading days immediately prior to the grant date of the stock options.

 The following table outlines the action prescribed for grants under the Stock Option Plan. Unless a stock option expires earlier, as outlined below, stock options expire on the seventh anniversary of the date of the grant:

Event	Action

Death	All outstanding stock options vest and become exercisable as at the date of death and may be exercised no later than the first anniversary of the date of death.

Resignation	The participant may exercise outstanding vested and exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited.

Retirement	All outstanding stock options vest and become exercisable as at the date of retirement and the participant may exercise these, and all other vested and exercisable stock options no later than three years past the date of retirement.

Termination without cause	The participant may exercise outstanding vested and exercisable stock options no later than the later of the last day of the notice period and six months after the last day of active employment, after which date all outstanding stock options are forfeited. No options vest during the notice period.

Termination for cause	The participant may exercise outstanding vested and exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited.

Securities Authorized for Issuance under Equity Compensation Plans

The following table outlines the number of common shares to be issued upon the exercise of outstanding stock options under the Stock Option Plan, the weighted-average exercise price of the outstanding stock options, and the number of common shares available for future issuance under the Stock Option Plan, all as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	8,798,920	$25.37	1,567,560

Equity compensation plans not approved by security holders	Nil	Nil	Nil

TOTAL	8,798,920	$25.37	1,567,560

40 TRANSCANADA CORPORATION

Pension and Retirement Benefits for Executives

Pension and Retirement Benefits

TransCanada's Canadian pension plans are designed to attract and retain employees for the long term and to provide employees with a lifetime annual retirement income.

Base Pension Plan

All TransCanada Canadian employees participate in the TransCanada Registered Pension Plan, which is now solely a non-contributory defined benefit pension plan.

 The normal retirement age under the Registered Pension Plan is age 60 or any age between 55 and 60 where the sum of an employee's age and continuous service equals 85. Employees are eligible to retire prior to their normal retirement date, but the benefit payable is subject to early retirement reduction factors. The defined benefit plan is integrated with Canada Pension Plan benefits. The benefit calculation is:

 1.25% of an employee's Highest Average Earnings(1) up to the Final Average(2) YMPE(3)

 plus

 1.75% of an employee's Highest Average Earnings above the Final Average YMPE multiplied by

 the employee's years of credited service in the Registered Pension Plan ("Credited Pensionable Service")

(1)
"Highest Average Earnings" means the average of an employee's best consecutive 36 months of Pensionable Earnings in the last 15 years before retirement. "Pensionable Earnings" means an employee's base salary plus actual Incentive Compensation paid up to a targeted percentage or for executive employees (as defined in the plan) a fixed percentage of their base salary, as provided in the plan. Pensionable Earnings do not include overtime, shift and premium differentials or any other forms of compensation.

(2)
"Final Average YMPE" means the average of the YMPE in effect for the latest calendar year from which earnings are included in an employee's highest earnings calculation plus the two previous years.

(3)
"YMPE" means Year's Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

 Registered defined benefit pension plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada), which is currently $2,222 for each year of Credited Pensionable Service, with the result that benefits cannot be earned in the Registered Pension Plan on compensation above approximately $139,000 per annum.

Supplemental Pension Plan

All TransCanada employees with pensionable earnings over the Income Tax Act (Canada) ceiling of $139,000, including the Named Executive Officers, participate in the Company's non-contributory defined benefit Supplemental Pension Plan. Approximately 477 TransCanada employees currently participate in the Supplemental Pension Plan.

 The Registered Pension Plan and Supplemental Pension Plan were amended at January 1, 2007 to change from an earnings maximum approach, where the earnings are capped each year based on the maximum annual benefit accrual under the Income Tax Act (Canada), to a hold harmless approach, where the maximum amount allowable under the Income Tax Act (Canada) will be paid from the Registered Pension Plan and the remainder is paid from the Supplemental Pension Plan. The overall benefit remains the same.

 The Supplemental Pension Plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Subject to the Board's approval, contributions to the fund are based on an annual actuarial valuation of the Supplemental Pension Plan obligations calculated on the basis of the plan terminating at the beginning of each calendar year.

 The annual pension benefit under the Supplemental Pension Plan is equal to 1.75% multiplied by the employee's Credited Pensionable Service multiplied by the amount by which such employee's Highest Average Earnings exceed the ceiling imposed under the Income Tax Act (Canada) and is recognized under the Registered Pension Plan.

TRANSCANADA CORPORATION 41

 Generally, neither the Registered Pension Plan nor the Supplemental Pension Plan provide for the recognition of past service. However, the Committee may, under the provisions of the Supplemental Pension Plan, at its sole discretion, grant additional years of credited service to executive employees.

 Under the Registered Pension Plan and the Supplemental Pension Plan, TransCanada employees, including the Named Executive Officers, will receive the following normal form of pension:

  (a)
  in respect of credited service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the participant's designated joint annuitant; and

  (b)
  in respect of credited service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above and, for unmarried participants, a monthly pension payable for life with payments to the participant's estate guaranteed for the balance of 10 years if the participant dies within 10 years of retirement.

 In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any legally required waivers are completed.

 The following table sets out the estimated annual defined benefit plan benefits (based on the "joint and 60% survivor" method) payable for credited service under the Registered Pension Plan and the Supplemental Pension Plan (excluding amounts payable under the Canada Pension Plan) for employees with the following Highest Average Earnings and Credited Pensionable Service. The benefits listed in the table are not subject to any deduction for social security or other offset amounts such as Canada Pension Plan or the Québec Pension Plan.

	Years of Credited Pensionable Service
Highest Average Earnings
	10 Years	15 Years	20 Years	25 Years	30 Years	35 Years

$ 400,000	$68,000	$102,000	$136,000	$170,000	$204,000	$238,000

600,000	103,000	154,000	206,000	257,000	309,000	360,000

800,000	138,000	207,000	276,000	345,000	414,000	483,000

1,000,000	173,000	259,000	346,000	432,000	519,000	605,000

1,200,000	208,000	312,000	416,000	520,000	624,000	728,000

1,400,000	243,000	364,000	486,000	607,000	729,000	850,000

1,600,000	278,000	417,000	556,000	695,000	834,000	973,000

1,800,000	313,000	469,000	626,000	782,000	939,000	1,095,000

2,000,000	348,000	522,000	696,000	870,000	1,044,000	1,218,000

2,200,000	383,000	574,000	766,000	957,000	1,149,000	1,340,000

2,400,000	418,000	627,000	836,000	1,045,000	1,254,000	1,463,000

2,600,000	453,000	679,000	906,000	1,132,000	1,359,000	1,585,000

2,800,000	488,000	732,000	976,000	1,220,000	1,464,000	1,708,000

42 TRANSCANADA CORPORATION

 Based on their current Highest Average Earnings and assuming the Named Executive Officers remain employed by TransCanada until age 60 and that the Registered Pension Plan and Supplemental Pension Plan remain in force substantially in their present form, the Named Executive Officers will have the number of years of credited pensionable service and benefit payable set out below under their names.

	H.N. Kvisle(1)	G.A. Lohnes(2)	R.K. Girling(3)	A.J. Pourbaix(3)	D.M. Wishart

Years of Credited Service to December 31, 2006	14.33	13.33	8.00	8.00	9.59

Accrued Pension at December 31, 2006 and Payable at age 60	$461,000	$76,000	$103,000	$95,000	$93,000

Years of Credited Service to age 60	23.16	22.92	26.50	29.58	17.50

Annual Benefit Payable at age 60	$748,000	$131,000	$334,000	$347,000	$169,000

(1)
In 2002, the Human Resources Committee approved an arrangement with Mr. Kvisle to grant him additional credited pensionable service. The arrangement resulted in him receiving five years of additional credited pensionable service in 2004 on his fifth anniversary date with TransCanada. In addition, for each year after 2004, until and including 2009, Mr. Kvisle will be granted one additional year of credited pensionable service on the date of the anniversary of his employment. All such additional service will not exceed ten additional years of credited pensionable service and is to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(2)
Mr. Lohnes continued to accrue credited service in the Canadian Registered Pension Plan and Supplemental Pension Plan while employed in the USA from August 16, 2000 to August 31, 2006. Pensionable earnings were established on the basis that one U.S. dollar is equal to one Canadian dollar, and included both the U.S. Base Salary and Incentive Compensation Payment at Target.

(3)
In 2004, the Human Resources Committee also approved arrangements for Mr. Girling and Mr. Pourbaix to obtain additional credited pensionable service. Subject to Mr. Girling and Mr. Pourbaix maintaining continuous employment with TransCanada until September 8, 2007, each will receive an additional three years of credited pensionable service on that date which are to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act  (Canada).

Fiscal 2006 Pension Expense Related to Service and Compensation

Amounts reported in the table below represent the pension expense related to services provided in the 2006 year for each of the Named Executive Officers under both the Registered Pension Plan and the Supplemental Pension Plan including the impact of differences between actual compensation paid in 2006 and the actuarial assumptions used for the year.

Name	Fiscal 2006 pension expense related to service and compensation

H.N. Kvisle	$713,000

G.A. Lohnes	$626,000

R.K. Girling	$384,000

A.J. Pourbaix	$393,000

D.M. Wishart	$154,000

Accrued Pension Obligations

As at December 31, 2006, TransCanada's accrued obligation for the Supplemental Pension Plan was approximately $197.9 million. The 2006 current service costs and interest costs of the Supplemental Pension Plan were approximately $5.1 and $8.9 million, respectively, for a total of $14.0 million. The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and bonuses. More information on the accrued obligations and the assumptions utilized may be found in Note 19 (Employee Future Benefits) of the Notes to

TRANSCANADA CORPORATION 43

TransCanada's 2006 Consolidated Financial Statements which are available on the Company's website at www.transcanada.com and filed on SEDAR at www.sedar.com.

 The accrued pension obligations for the Named Executive Officers under both the Registered Pension Plan and the Supplemental Pension Plan are outlined in the following table. Changes include the fiscal 2006 expense attributed to service and compensation, as well as the normal increases to pension obligations arising from the annual valuation of the Company's pension plans. The normal increases include interest on the beginning of year obligations and changes in interest rate assumptions as a result of changes in long-term bond yields.

Name	Accrued obligation at December 31, 2005(1) (A)	Change in accrued obligation for 2006(1)(2) (B)	Accrued obligation at December 31, 2006(1) (C) = (A) + (B)

H.N. Kvisle	$6,129,000	$1,408,000	$7,537,000

G.A. Lohnes	$845,000	$795,000	$1,640,000

R.K. Girling	$1,111,000	$640,000	$1,751,000

A.J. Pourbaix	$1,039,000	$640,000	$1,679,000

D.M. Wishart	$1,167,000	$320,000	$1,487,000

(1)
The calculation of reported amounts use actuarial assumptions and methods that are consistent with those used for calculating pension obligations and annual expense as disclosed in the Company's 2005 and 2006 consolidated financial statements. As the assumptions reflect the Company's best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

(2)
Excluded from the change in accrued obligation for 2006 is the impact of investment returns on the Company's pension plan assets.

Executive Separation Agreements

Executive separation agreements with the Executives (including each of the Named Executive Officers) outline the terms and conditions applicable in the event of the Executive's separation from TransCanada due to retirement, termination (with or without cause), resignation (with or without good reason), disability or death. Good reason is an event which constitutes a constructive dismissal of the Executive. A change of control by itself without an event that constitutes constructive dismissal would not be good reason.

44 TRANSCANADA CORPORATION

 The following table summarizes the material terms and provisions that apply in the event of termination without cause or resignation with good reason.

Severance Payment	Annualized salary rate as of the termination date, plus the average of the previous three years' annual short-term compensation plan payments (the "Annual Compensation"), multiplied by a notice period(1) .

Benefits	Continuation of benefits during the notice period or a cash payment in lieu of continued benefits.

Perquisites	A cash payment for perquisites the Executive would have received during the notice period.

Pension	Continued accrual of pensionable service until the earlier of retirement, death and expiry of the notice period(2). However, if the termination date is within two years of a change of control, then the Executive would immediately receive the credit of pensionable service as though the full notice period has occurred and any vesting requirements under the pension plans would be deemed to have been met upon a change of control.

Short-term Compensation	A cash amount equal to the average amount of the annual bonus paid to the Executive in respect of the three years prior to the year in which the termination occurs, pro rated based on the number of days of service in the year in which the termination occurs up to the termination date.

Mid-term Compensation	If the termination date is within two years of a change of control, all unvested grants under the ESU Plan shall be deemed vested and shall be paid out in cash to the Executive. Otherwise, the Executive is provided with a prorated payment. This payment is based on the granted dollar value and the number of months the Executive participated in the grant term prior to termination (as per other plan participants).

Long-term Compensation	The participant may exercise outstanding vested and exercisable stock options no later than the later of the last day of the notice period and six months after the last day of active employment, after which date all outstanding stock options are forfeited. No options vest during the notice period.

(1)
In the case of Mr. Kvisle, the notice period is three years. In the case of the other Executives, the notice period is two years.

(2)
For Mr. Kvisle, Mr. Girling and Mr. Pourbaix, their respective notice periods would also be considered in the calculation of additional credited pensionable service as agreed to in their specific arrangements as described below.

 A change of control includes (but is not limited to) another entity becoming the beneficial owner of more than 20% of the voting shares of TransCanada or more than 50% of the voting shares of TCPL (not including the voting shares of TCPL held by TransCanada). A change of control in itself does not trigger any cash payments under the agreements. However, in the month following the one year anniversary after a change of control, Mr. Kvisle may provide notice of his intention to leave TransCanada and receive all of the entitlements of a resignation for good reason.

 The following table summarizes the material terms and provisions provided for all executives in the executive separation agreements in the event of a change of control.

Mid-term Compensation	If the Executive's termination date is within two years of a change of control, all unvested grants under the ESU Plan shall be deemed vested and shall be paid out in cash to the Executive.

Long-term Compensation	Following a change of control, there is an acceleration of stock option vesting under the Stock Option Plan. If for any reason the Company is unable to affect the acceleration of such vesting, the Company will pay the Executive a cash payment. This payment would be equal to the net amount of compensation the Executive would have received if the Executive had, on the date of a change of control, exercised all vested options and unvested options for which vesting would have been accelerated.

During 2007, TransCanada intends to implement a "double trigger" in the Executive Separation Agreements where the acceleration of stock option vesting is contingent on both a change of control and the termination of the executive's employment.

 The agreements provide that TransCanada may elect to take advantage of a non-competition provision effective for a period of 12 months from the date of termination upon payment to the Executive of an amount valued at one additional year of Annual Compensation.

TRANSCANADA CORPORATION 45

Supplemental Disclosure — Total Compensation Awards

Annually, the Committee approves compensation awards that deliver market competitive and performance-relevant TDC, which is a combination of base salary and variable incentives, to the Executives. Although not awarded annually, TransCanada also considers the annual value of the Base and Supplemental Pension Plans to be an integral part of the Company's Executive Compensation Program. For the purposes of this supplemental disclosure, Total Compensation is defined as TDC plus the pension expense related to service and compensation for the fiscal year noted.

 For all tables in this section, the following definitions are applicable for the noted compensation elements:

Annual Base Salary:	Unless otherwise noted, the annual base salary rate as at April 1st of the noted financial year.

Cash Bonus:	The total lump-sum cash award under the IC Program for performance attributable to the noted financial year, and paid in the first quarter following the completion of that financial year.

ESUs:	The value granted under the ESU Plan on the date of grant. The number of units granted for each financial year is based on this grant value and is reported in the various ESU Plan Grant tables in the section "Long-Term Incentive Tables".
The number of units that vest from these grants is subject to specified performance conditions over a three-year period. Payments received from vested units are variable based on the valuation price as of the date of vesting.

Stock Options:	The stock option values are based on the number of stock options granted for each financial year as reported in the Summary Compensation Table multiplied by an economic value per stock option as calculated by an external consulting firm. This valuation methodology considers, among other things, the exercise price on the date of grant and the seven year term of the options. This method may not be identical to the methods or assumptions used by other companies, and as such, may not be directly comparable to other companies.

Annual Pension Expense:	Pension expense related to the year of service under both the Registered Pension Plan and the Supplemental Pension Plan. The amount includes the impact of differences between actual compensation paid in the financial year and the actuarial assumptions used for that year. The value noted is rounded to the nearest one thousand dollars.

 The following tables outline the value of Total Compensation awarded to the Named Executive Officers as determined by the Committee for the last three financial years.

H.N. Kvisle	2006 ($)	2005 ($)	2004 ($)

FIXED
Annual Base Salary	1,100,000	1,100,000	900,000

VARIABLE
Cash Bonus	1,500,000	1,300,000	1,100,000
ESUs	1,917,500	1,940,004	1,206,089
Stock Options	782,500	360,000	361,350

Total Direct Compensation	5,300,000	4,700,004	3,567,439

Annual Pension Expense	713,000	1,604,000	894,000

46 TRANSCANADA CORPORATION

G.A. Lohnes	2006(1) ($)	2005(2) ($)	2004(2) ($)

FIXED
Annual Base Salary	340,000	272,664	281,702

VARIABLE
Cash Bonus	320,000	208,240	161,173
ESUs	124,477	131,898	139,586
Stock Options	186,320	45,000	26,280

Total Direct Compensation	970,797	657,802	608,740

Annual Pension Expense	626,000	71,583	53,257

(1)
The value noted for Annual Base Salary reflects Mr. Lohnes' rate of pay as of June 1, 2006 following his appointment to the position of Executive Vice-President and Chief Financial Officer for TransCanada. The value noted for Stock Options reflects the total from two grants, namely $43,820 from the annual grant in February and $142,500 from a special one-time grant in June.

(2)
These values reflect the compensation Mr. Lohnes was awarded during his tenure as President and Chief Executive Officer of Great Lakes. Mr. Lohnes became President and CEO in August 2000 and during his term, Great Lakes was a pipeline joint venture owned 50/50 by TransCanada and El Paso Corporation. The values denoted were provided to Mr. Lohnes in U.S. dollars (or equivalent value) but are expressed here in Canadian dollars based on the Bank of Canada's average annual exchange rate for the financial year noted, namely 1.2116 for 2006, 1.3015 for 2005, and 1.4015 for 2004.

R.K. Girling	2006(1) ($)	2005 ($)	2004 ($)

FIXED
Annual Base Salary	520,000	460,000	460,000

VARIABLE
Cash Bonus	700,000	500,000	460,000
ESUs	618,300	544,965	482,452
Stock Options	566,700	135,000	131,400

Total Direct Compensation	2,405,000	1,639,965	1,533,852

Annual Pension Expense	384,000	158,000	86,000

(1)
The value noted for Annual Base Salary reflects Mr. Girling's rate of pay as of June 1, 2006 following his appointment to the position of President, Pipelines. The value noted for Stock Options reflects the total from two grants, namely $281,700 from the annual grant in February and $285,000 from a special one-time grant in June.

A.J. Pourbaix	2006(1) ($)	2005 ($)	2004 ($)

FIXED
Annual Base Salary	520,000	450,000	410,000

VARIABLE
Cash Bonus	700,000	500,000	450,000
ESUs	618,300	465,013	430,787
Stock Options	566,700	135,000	131,400

Total Direct Compensation	2,405,000	1,550,013	1,422,187

Annual Pension Expense	393,000	218,000	70,000

(1)
The value noted for Annual Base Salary reflects Mr. Pourbaix's rate of pay as of June 1, 2006 following his appointment to the position of President, Energy. The value noted for Stock Options reflects the total from two grants, namely $281,700 from the annual grant in February and $285,000 from a special one-time grant in June.

TRANSCANADA CORPORATION 47

D.M. Wishart	2006 ($)	2005 ($)	2004 ($)

FIXED
Annual Base Salary	400,000	380,000	350,000

VARIABLE
Cash Bonus	500,000	400,000	330,000
ESUs	327,850	370,003	354,979
Stock Options	172,150	90,000	87,600

Total Direct Compensation	1,400,000	1,240,003	1,122,579

Annual Pension Expense	154,000	155,000	190,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and since the beginning of the most recently completed financial year, no executive officer, director, or former executive officer or director of TransCanada or its subsidiaries, no proposed nominee for election as a director of TransCanada, or any associate of any such director, executive officer or proposed nominee has been indebted to TransCanada of any of its subsidiaries. There is no indebtedness of any such person to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

TransCanada has purchased, at its expense, Directors' and Officers' Liability Insurance with a policy limit of US$175 million in the aggregate, subject to a deductible in respect of corporate reimbursement of US$5 million for each loss. Generally, under this insurance TransCanada is reimbursed for payments in excess of the deductible made under corporate indemnity provisions on behalf of its directors and officers. Individual directors and officers (or their heirs and legal representatives) are covered for losses arising during the performance of their duties for which they are not indemnified by TransCanada. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions), bodily injury, property damage or engineering professional services and claims brought by a director or officer against another director or officer or by TransCanada against a director or officer except for shareholder derivative actions not assisted in by a director or officer of TransCanada. For the year ended December 31, 2006, the total annual premium in respect of such insurance was US$1,931,524 which was paid entirely by TransCanada.

 Additionally, directors and officers of TransCanada are party to indemnity agreements with TransCanada pursuant to which TransCanada has agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform with the provisions of the Canada Business Corporations Act.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Any shareholder wishing to receive a paper copy of this Proxy Circular, the Annual Information Form and the Annual Report may obtain one free of charge by contacting TransCanada's Corporate Secretary at 450 - 1st Street S.W., Calgary, Alberta, Canada T2P 5H1, telephone (800) 661-3805.

 Financial information is provided in the Company's comparative financial statements and Management's Discussion and Analysis ("MD&A") for its most recently completed financial year. Shareholders may access the Company website to obtain copies of the Company's financial statements, MD&A and corporate governance related materials at www.transcanada.com.

48 TRANSCANADA CORPORATION

CONTACTING THE BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate with the Board of Directors by writing to the Chair of the Board at:

    Chair of the Board of Directors
    TransCanada Corporation
    450 - First Street S.W.
    Calgary, Alberta
    T2P 5H1

DIRECTORS' APPROVAL

The contents of this Proxy Circular, including its schedules, and the sending of this Proxy Circular to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of TransCanada and to the appropriate governmental agencies, have been approved by the Board of TransCanada.

 Donald J. DeGrandis
Corporate Secretary

 Dated at Calgary, Alberta
February 22, 2007

TRANSCANADA CORPORATION 49

SCHEDULE "A"
TRANSCANADA CORPORATION STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED as an ordinary resolution of TransCanada Corporation (the "Company") that:

1.
The number of common shares of the Company reserved for issuance pursuant to the exercise of stock options under the Company's Stock Option Plan is increased by an additional 4,500,000 common shares;

2.
The Company's Stock Option Plan is amended to add an amendment provision to the Stock Option Plan to describe amendments which will require shareholder approval, as described in the Company's Management Proxy Circular dated February 22, 2007 (the "Management Proxy Circular");

3.
The Company's Stock Option Plan is amended to provide an extension for options that do not expire during an open window pursuant to the Company's Trading Policy for Employees and Insiders, or that expire within five business days from the beginning of an open window, as described in the Management Proxy Circular;

4.
The Company's Stock Option Plan is confirmed in effect as amended herein; and

5.
Any officer or director of the Company be and is hereby authorized for and on behalf of the Company, under corporate seal or otherwise, to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution.

A-1 TRANSCANADA CORPORATION

SCHEDULE "B"
TRANSCANADA CORPORATION SHAREHOLDER RIGHTS PLAN RESOLUTION

BE IT RESOLVED as an ordinary resolution of TransCanada Corporation (the "Company") that:

1.
The Shareholder Rights Plan of the Company be continued and the Shareholder Rights Plan Agreement (the "Rights Agreement") dated as of April 24, 2003 as amended and restated by an Amended and Restated Shareholder Rights Plan Agreement dated as of April 27, 2007 between the Company and Computershare Trust Company of Canada, as Rights Agent, be and it is hereby ratified, confirmed and approved; and

2.
Any officer or director of the Company be and is authorized for and on behalf of the Company, under corporate seal or otherwise, to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution.

TRANSCANADA CORPORATION B-1

SCHEDULE "C"
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Board and the members of TransCanada's management are committed to the highest standards of corporate governance. TransCanada's corporate governance practices comply with the governance rules of the Canadian Securities Administrators ("CSA"), those of the New York Stock Exchange ("NYSE") applicable to foreign issuers and of the U.S. Securities and Exchange Commission ("SEC"), and those mandated by the United States Sarbanes-Oxley Act of 2002 ("SOX"). As a non-U.S. company, TransCanada is not required to comply with most of the NYSE corporate governance listing standards; however, except as summarized on its website at www.transcanada.com, the governance practices followed are in compliance with the NYSE standards for U.S. companies in all significant respects. TransCanada is in compliance with the CSA's Multilateral Instrument 52-110 pertaining to audit committees ("Canadian Audit Committee Rules"); National Policy 58-201, Corporate Governance Guidelines; and National Instrument 58-101, Disclosure of Corporate Governance Practices (collectively, the "Canadian Governance Guidelines"). TransCanada's principal objective in directing and managing its business and affairs is to enhance shareholder value. TransCanada believes that effective corporate governance improves corporate performance and benefits all shareholders. TransCanada also believes that director, management and employee honesty and integrity are vital factors in ensuring good corporate governance. The discussion that follows relates primarily to the Canadian Governance Guidelines and highlights various elements of the Company's corporate governance program. It has been approved by the Governance Committee and by the Board.

Board of Directors

The Board believes that, as a matter of policy, there should be a majority of independent directors on TransCanada's Board. The Board is charged with making this determination. The Board is currently comprised of 13 directors, of whom 11 (85%) were determined by the Board in 2006 to be independent directors. Thirteen nominees are being put forward for election at the Meeting, 11 (85%) of whom have been determined by the Board to be independent. The Board annually determines the independent status of each of its members and each nominee for election, based on a written set of criteria developed in accordance with the definition of "independent" in the Canadian Audit Committee Rules and the Canadian Governance Guidelines. The independence criteria also conform with the applicable rules of the SEC, the NYSE and those set out under SOX. The Board has determined that none of the nominees for director, with the exception of Mr. Kvisle and Mr. Stewart, have a direct or indirect material relationship with TransCanada that could interfere with their ability to act in the best interests of TransCanada.

 Mr. Kvisle, as the CEO of TransCanada, is not independent. Mr. Stewart is not independent as he provided consulting services to TransCanada and received more than $75,000 in compensation during the 2005 financial year. Mr. Stewart's consulting contract terminated on December 31, 2005 and, assuming no other factors affect his status as an independent director, he will be considered independent on November 1, 2008.

 The Governance Committee reviews, at least annually, the existence of any relationship between each director and TransCanada to ensure that the majority of directors are independent of TransCanada.

 Further, the Board considered whether directors serving on boards of non-profit organizations which receive donations from TransCanada pose any potential conflict. The Board determined that such relationships, where they exist, do not interfere with any such director's ability to act in the best interests of TransCanada, as all decisions on making donations to non-profit organizations are made by a management committee on which no directors serve. The Board also considered family relationships and possible associations with companies which have relationships with TransCanada, in its determination of independence.

 Although some of the proposed nominees sit on boards or may be otherwise associated with companies that ship natural gas on TransCanada's pipeline systems, TransCanada as a common carrier in Canada cannot, under its tariff, deny transportation service to a credit-worthy shipper. Further, due to the specialized nature of the industry, TransCanada believes that it is important for its Board to be composed of qualified and knowledgeable directors, so some of them must come from oil and gas producers and shippers; the Governance Committee closely monitors relationships among directors to ensure that business associations do not affect the Board's performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

 All reporting issuers of which the nominees are presently directors of are set out in the table in the Proxy Circular under the heading "Business to be Transacted at the Meeting – Election of Directors".

C-1 TRANSCANADA CORPORATION

 In 2006, independent directors of the Board met separately after every regularly scheduled meeting. There were seven such meetings during 2006.

 Mr. Jackson has served as the Chair of TransCanada since April 30, 2005. He has also acted as chair-person for Deer Creek Energy Limited (from 2001 to 2005) and Resolute Energy Inc. (from 2002 to 2005).

 The attendance record of each director for all Board and committee meetings held for the 12-month period ending December 31, 2006 is set out with each director's biography in the Proxy Circular under the heading "Business to be Transacted at the Meeting – Election of Directors".

Board Mandate

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to TransCanada's strategy and business interests and the Board is responsible for the approval of TransCanada's strategic plan. In addition, the Board receives reports from management on TransCanada's operational and financial performance. The Board had seven scheduled meetings in 2006. Unscheduled meetings are held from time to time as required; there were four unscheduled meetings of the Board in 2006. There were also three strategic issue sessions and one full-day strategic planning session of the Board held in 2006.

 The Board operates under a written charter while retaining plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. The Charter of the Board of Directors addresses Board composition and organization, and the Board's duties and responsibilities for managing the affairs of TransCanada and its oversight responsibilities with respect to: management and human resources; strategy and planning; financial and corporate issues; business and risk management; policies and procedures; compliance reporting and corporate communications; and general legal obligations of TransCanada. The charter is available on TransCanada's website at www.transcanada.com and is attached to this Proxy Circular as Schedule "D".

 The Board also closely oversees any potential conflicts of interest between the Company and its affiliates including TC PipeLines, LP, a public limited partnership.

 Charters have been adopted for each of the committees outlining their principal responsibilities. The Board and each committee reviews its charter annually to ensure it is in line with the current developments in corporate governance. The Board and each committee is responsible to update its respective charter. All charters are available on TransCanada's website at www.transcanada.com.

Position Descriptions

The Board has developed written position descriptions for its chair, the chair of each of the Board committees and for the CEO. The responsibilities of each committee chair are set out in each respective committee's Charter. The written position descriptions and the committee charters are available on TransCanada's website at www.transcanada.com.

 The Human Resources Committee and the Board annually review and approve the CEO's personal performance objectives and review with him or her, their performance against the previous year's objectives. The Human Resources Committee's report on executive compensation can be found in this Proxy Circular under the heading "Executive Compensation and Other Information – Report on Executive Compensation".

Orientation and Continuing Education

New directors are provided with an orientation and education program that includes a directors' manual containing information about the duties and obligations of directors, the business and operations of TransCanada, copies of governance charters, copies of past public filings and documents from recent Board meetings. New directors are given additional historical and financial information, a session on corporate strategy, are provided opportunities to visit TransCanada's facilities and project sites, and are provided with opportunities for meetings and discussions with the executive leadership team and other directors. Briefing sessions are also held for new committee members, as appropriate. The directors' manual and the director induction and continuing education process are reviewed annually by the Governance Committee. The details of the orientation of each new director are tailored to each director's individual needs and expressed areas of interest.

 Senior management as well as external experts make presentations to the Board and to its committees periodically on various business-related topics and on changes in legal, regulatory and industry requirements. Directors tour certain TransCanada

TRANSCANADA CORPORATION C-2

operating facilities and project sites on an annual basis. TransCanada encourages continuing education for its directors, periodically suggests programs which may be relevant to the directors and provides funding for director education. All directors are members of the Canadian Institute of Corporate Directors which provides another source of director education.

Ethical Business Conduct

The Board has formally adopted and published a set of Corporate Governance Guidelines, which affirms TransCanada's commitment to maintaining a high standard of corporate governance. The guidelines address the structure and composition of the Board and its committees and also provide guidance to both the Board and management in clarifying their respective responsibilities. The Board's strengths include: an independent, non-executive Chair; well informed and experienced directors who ensure that standards exist to promote ethical behaviour throughout TransCanada; an effective board size; alignment with shareholders through director share ownership requirements; and annual assessments of Board, committee and individual director effectiveness. TransCanada's Corporate Governance Guidelines are available on TransCanada's website at www.transcanada.com.

 The Board has also adopted a code of business ethics for directors which incorporates as its basis, principles of good conduct and highly ethical behaviour. TransCanada has adopted codes of business ethics for its employees and one applicable to its CEO, Chief Financial Officer and Controller, all of which must be certified on an annual basis. Compliance with the Company's various codes is monitored by the Audit Committee and reported to the Board. There have been no departures from these codes in 2006. TransCanada's codes of business ethics may be viewed on TransCanada's website at www.transcanada.com.

 In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

Nomination of Directors

The Governance Committee, which is composed entirely of independent directors, is responsible for proposing new nominees to the Board, which in turn is responsible for identifying suitable candidates for election by the shareholders. The Governance Committee annually reviews the qualifications of persons proposed for election to the Board and submits its recommendations to the Board for consideration. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of TransCanada. New nominees must have experience in the industries in which TransCanada participates or experience in general business management of corporations that are a similar size and scope to TransCanada, the ability to devote the time required, and a willingness to serve. The Governance Committee also advises the Board on the criteria for, and determination of, the independence of each director.

 The Governance Committee maintains a matrix of skills and requirements and periodically assesses the skill set of the current Board members to identify necessary skills and backgrounds for Board candidates. The Governance Committee also maintains an "evergreen" list of potential candidates for its future consideration and periodically retains independent search firms to identify new candidates for election to the Board.

 The Board has determined that no person shall stand for election or re-election to the Board if he or she attains the age of 70 years on or before the date of the annual meeting held in relation to the election of directors; provided however, that if a director attains the age of 70 before serving a full seven consecutive years on the Board, that director may stand for re-election, upon the recommendation of the Board each year until that director has served a full seven years on the Board.

 Further information relating to the Governance Committee can be found in this Proxy Circular under the heading "Description of Board Committees and Their Charters – Governance Committee".

Compensation

The Governance Committee reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility, and compensation provided by comparable companies, and makes an annual recommendation to the Board for consideration. Towers Perrin provides an annual report on directors' compensation paid by comparable companies to facilitate the Governance Committee's review of director compensation. Directors may receive their compensation in the form of cash and deferred share units. With the exception of Mr. Kvisle, who follows the Share

C-3 TRANSCANADA CORPORATION

Ownership Guidelines for executives, Directors must hold a minimum of five times their annual cash retainer fee in common shares or related deferred share units of TransCanada. Directors have a maximum of five years to reach this level of share ownership.

 The Human Resources Committee, which is composed entirely of independent directors, conducts an annual review of the performance of TransCanada and the CEO as measured against objectives established in the prior year by the Board, the Human Resources Committee and the CEO. The results of this annual review are reported to the Board, which then makes an evaluation of the overall performance of TransCanada and the CEO. The chair of the Board and the chair of the Human Resources Committee communicate this performance evaluation to the CEO. The evaluation is used by the Human Resources Committee in its deliberations concerning the CEO's annual compensation. The evaluation of TransCanada's performance against corporate objectives also forms part of the determination of the compensation of all employees. The Human Resources Committee's report on executive compensation can be found in this Proxy Circular under the heading "Executive Compensation and Other Information – Report on Executive Compensation".

 Further information relating to the Human Resources Committee can be found in this Proxy Circular under the heading "Description of Board Committees and Their Charters – Human Resources Committee".

 Information relating to compensation consulting services provided by Towers Perrin during the 2006 financial year can be found in this Proxy Circular under the heading "Executive Compensation and Other Information – Report on Executive Compensation – Executive Compensation Advisory Services".

Other Board Committees

The Board has the following Committees: Audit; Health, Safety and Environment; Governance; and Human Resources. Details relating to these committees can be found in this Proxy Circular under the heading "Description of Board Committees and Their Charters".

Assessments

The Governance Committee is responsible for making an annual assessment of the overall performance of the Board, its committees and its individual members, and reporting its findings to the Board. An annual questionnaire is utilized as part of this process. This questionnaire is circulated to each of the directors and is administered by the Corporate Secretary.

 The questionnaire examines the effectiveness of the Board as a whole, and of each committee, and specifically reviews areas that the Board and/or management believe could be improved or enhanced to ensure the continued effectiveness of the Board and its committees in the execution of their responsibilities. Each committee also conducts an annual self-assessment, based on specific questions in the annual questionnaire. Responses are provided to the Chair and collated results are distributed to directors and discussed at the Board.

 The annual questionnaire and the individual director's terms of reference are then used in the evaluation of the contribution of individual directors. Formal interviews with each director and each member of TransCanada's executive leadership team are carried out annually by the Chair with respect to this matter. The Chair of the Governance Committee also interviews each director annually on his or her assessment of the Chair's performance. All of these assessments are reported annually to the full Board.

 TransCanada believes that due to the specialized nature of the industry, it is important for its Board to be composed of qualified and knowledgeable directors. During the last year, all directors demonstrated a strong commitment to their roles and responsibilities through an average 94% overall attendance rate at Board meetings and an average 95% attendance rate at committee meetings. In addition, all of the directors are available to meet with management as required.

Financial Literacy of Directors

The Board has determined that all of the members of its Audit Committee are financially literate. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by TransCanada's financial statements.

TRANSCANADA CORPORATION C-4

Majority Voting for Directors

TransCanada has adopted a policy whereby, at any meeting where the number of nominees for election is the same as the number of director positions on the Board, if proxy votes withheld for the election of any particular director are greater than 5% of the votes cast by proxy, a ballot pertaining to the election of each of the directors will be held at that meeting. A director is required to tender his resignation if the director receives more votes "withheld" than "for" that director's election when such ballot is held. In the absence of extenuating circumstances, the Board is expected to accept that resignation within 90 days. The Board may fill a vacancy in accordance with TransCanada's by-laws and the Canada Business Corporations Act. The policy does not apply in the event of a proxy contest with respect to the election of directors. This policy is part of TransCanada's Corporate Governance Guidelines which are published on its website at www.transcanada.com.

C-5 TRANSCANADA CORPORATION

SCHEDULE "D"
CHARTER OF THE BOARD OF DIRECTORS

I.      INTRODUCTION

  A.
  The Board's primary responsibility is to foster the long-term success of the Company consistent with the Board's fiduciary responsibility to the shareholders to maximize shareholder value.

  B.
  The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.     COMPOSITION AND BOARD ORGANIZATION

  A.
  Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

  B.
  The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

  C.
  Directors who are not members of management will meet on a periodic basis to discuss matters of interest independent of any influence from management.

  D.
  Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III.    DUTIES AND RESPONSIBILITIES

  A.
  Managing the Affairs of the Board

    The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

    (i)
    planning its composition and size;

    (ii)
    selecting its Chair;

    (iii)
    nominating candidates for election to the Board;

    (iv)
    determining independence of Board members;

    (v)
    approving committees of the Board and membership of directors thereon;

    (vi)
    determining director compensation; and

    (vii)
    assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

  B.
  Management and Human Resources

    The Board has the responsibility for:

    (i)
    the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;

    (ii)
    approving a position description for the CEO;

    (iii)
    reviewing CEO performance at least annually, against agreed-upon written objectives;

    (iv)
    approving decisions relating to senior management, including the:

    (a)
    appointment and discharge of officers of the Company and members of the senior leadership team;

    (b)
    compensation and benefits for members of the senior leadership team;

    (c)
    acceptance of outside directorships on public companies by executive officers (other than not-for-profit organizations);

    (d)
    annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

TRANSCANADA CORPORATION D-1

      (e)
      employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.

(1)
For purposes of this Charter, the term "material" includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation's financial performance and liabilities as well as its reputation.

  (v)
  taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;

  (vi)
  approving certain matters relating to all employees, including:

  (a)
  the annual salary policy/program for employees;

  (b)
  new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually;

  (c)
  pension fund investment guidelines and the appointment of pension fund managers; and

  (d)
  material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

C.
Strategy and Plans

    The Board has the responsibility to:

    (i)
    participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;

    (ii)
    approve capital commitment and expenditure budgets and related operating plans;

    (iii)
    approve financial and operating objectives used in determining compensation;

    (iv)
    approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

    (v)
    approve material divestitures and acquisitions; and

    (vi)
    monitor management's achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

  D.
  Financial and Corporate Issues

    The Board has the responsibility to:

    (i)
    take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

    (ii)
    monitor operational and financial results;

    (iii)
    approve annual financial statements and related Management's Discussion and Analysis, review quarterly financial results and approve the release thereof by management;

    (iv)
    approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

    (v)
    declare dividends;

    (vi)
    approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

    (vii)
    recommend appointment of external auditors and approve auditors' fees;

    (viii)
    approve banking resolutions and significant changes in banking relationships;

    (ix)
    approve appointments, or material changes in relationships with corporate trustees;

    (x)
    approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

    (xi)
    approve spending authority guidelines; and

    (xii)
    approve the commencement or settlement of litigation that may have a material impact on the Company.

D-2 TRANSCANADA CORPORATION

  E.
  Business and Risk Management

    The Board has the responsibility to:

    (i)
    take all reasonable steps to ensure that management has identified the principal risks of the Company's business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

    (ii)
    review reports on capital commitments and expenditures relative to approved budgets;

    (iii)
    review operating and financial performance relative to budgets or objectives;

    (iv)
    receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

    (v)
    assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

  F.
  Policies and Procedures

    The Board has responsibility to:

    (i)
    monitor compliance with all significant policies and procedures by which the Company is operated;

    (ii)
    direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

    (iii)
    provide policy direction to management while respecting its responsibility for day-to-day management of the Company's businesses; and

    (iv)
    review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

  G.
  Compliance Reporting and Corporate Communications

    The Board has the responsibility to:

    (i)
    take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

    (ii)
    approve interaction with shareholders on all items requiring shareholder response or approval;

    (iii)
    take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

    (iv)
    take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

    (v)
    take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

    (vi)
    report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report).

IV.    GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

  The
  Board is responsible for:

  (i)
  directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

  (ii)
  approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

  (iii)
  approving the Company's legal structure, name, logo, mission statement and vision statement; and

  (iv)
  performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

TRANSCANADA CORPORATION D-3

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